Notice of 2025 Annual Meeting

Proxy Statement
2024 Annual Report





ABOUT QXO

QXO plans to become the largest and best-managed company in the $800 billion building products distribution industry, with the goal of generating outsized value for shareholders. The company is targeting annual revenue in the tens of billions within the next decade through accretive acquisitions and organic growth. QXO recently signed a definitive agreement to acquire Beacon Roofing Supply Inc., for approximately $11 billion. The Beacon acquisition is expected to close the week of April 28, 2025, making QXO the second-largest distributor of roofing products in the United States. In addition, QXO provides technology solutions to clients in the manufacturing, distribution and service sectors.

©2025 **QXO**, Inc. All rights reserved.



To Our Stockholders

We're building something extraordinary at QXO. Our bold ambition is to become the largest, best-run company in the $800 billion building products distribution industry—a company employees, customers, and shareholders love. We're using the same strategy we successfully executed in the logistics, equipment rental, and waste management industries.

We've moved quickly since our public debut in 2024. We've raised $5.8 billion from top-tier investors and assembled a world-class management team and board of directors. In February of this year, we signed a definitive agreement to acquire Beacon Roofing Supply— the second-largest distributor of roofing, waterproofing and complementary building products in the U.S. and Canada. The deal is expected to close the week of April 28, 2025.

This acquisition marks a powerful start, securing a foothold in a major building products distribution vertical. Beacon generates approximately $10 billion in annual revenue, providing us immediate scale and getting us about 20% of the way to our target of $50 billion in annual revenue. We aim to double Beacon's EBITDA over the next five years by applying the same playbook we used at XPO to double profits at the Norbert Dentressangle and Con-Way acquisitions from 2015 to 2018.

We chose the building products distribution industry because it's a large, highly fragmented sector where scale matters, and technology adoption is still in the early innings. This creates a long runway for value-creating operational excellence, innovation and M&A—exactly the kind of environment where our model thrives. About 80% of Beacon's revenue comes from stable, non-discretionary repair and remodeling, limiting cyclicality. And with a domestic housing shortage of 4 million homes, aging commercial and residential building stock, and a $2 trillion infrastructure need in North America alone, demand for new construction is growing—creating sustained demand for QXO's products and services. Also, the company's domestic footprint minimizes exposure to tariff risks.

We began preparing for integration the day the merger agreement was signed, guided by humility and deep respect for Beacon's legacy. Beacon is a nearly century-old company with 8,000 employees who know their business well. We're here to learn from them, give them the benefit of what we've done well elsewhere, and scale their impact. We've succeeded in more than 500 acquisitions by building companies where people love to come to work.

I've learned a great deal so far from my conversations with Beacon employees, from branch managers to drivers to salespeople. They strike me as a sincere group of professionals who want to deliver superior results for Beacon customers and shareholders. We've asked for their suggestions on how to improve the business, and the feedback has been pouring in. We're moving quickly to implement many of those ideas as soon as the deal closes.

We believe we can generate some of the fastest revenue and profit growth in the Fortune 500. Our disciplined capital allocation strategy will prioritize high-ROIC investments, such as

©2025 **QXO**, Inc. All rights reserved.

greenfields, technology, supply chain optimization, and both transformative and bolt-on M&A within the building products distribution sector.

Our leadership's strong track record is a significant advantage. At XPO and United Rentals—both among the top seven best-performing Fortune 500 stocks of the last decade—we delivered extraordinary returns. United Rentals' stock is a "200-bagger" and XPO's is a "50-bagger", meaning investors at inception made more than 200 and 50 times their money, respectively, by the end of 2024. We've built generational value before, and we believe we can do it again.

Thank you for your confidence in QXO. We're just getting started. With your continued support, I'm confident we can build the leading building products distributor and create exceptional value.

Brad Jacobs
Chairman and Chief Executive Officer
QXO, Inc.

Forward-Looking Statements
See the company's Proxy Statement for the disclaimer on Forward-Looking Statements

©2025 **QXO**, Inc. All rights reserved.



QXO, Inc.
Five American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 12, 2025

To the Stockholders of QXO, Inc.:

Notice is hereby given that the 2025 Annual Meeting of Stockholders (the ''Annual Meeting'') of QXO, Inc. will be held on Monday, May 12, 2025, at 10:00 a.m. Eastern Time. The Annual Meeting will be conducted exclusively as a live webcast. You can access the meeting with your 16-digit control number at www.virtualshareholdermeeting.com/QXO2025.

The Annual Meeting will be held for the purposes summarized below, and more fully described in the proxy statement (the ''Proxy Statement'') accompanying this notice.

- To elect seven (7) members of our Board of Directors for a term to expire at the 2026 Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- To ratify the appointment of Deloitte & Touche LLP (''Deloitte'') as our independent registered public accounting firm for fiscal year 2025;
- To conduct an advisory vote to approve the executive compensation of our named executive officers (''NEOs''), as disclosed in the Proxy Statement; and
- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders electronically instead of mailing printed copies to each of our stockholders. Beginning on or about April 2, 2025, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the ''Notice''), which contains instructions on how to access our proxy materials and vote online. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this Proxy Statement, our Annual Report on Form 10-K for the year ended December 31, 2024, and a proxy card or voting instruction form. Stockholders who have communicated a preference for paper or electronic documents prior to the mailing of the Notice will not receive the Notice, and their requests will be honored.

Only stockholders of record of our common stock and convertible perpetual preferred stock as of the close of business on March 20, 2025, are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of registered stockholders will be available after entering the 16-digit control number included on any proxy card that you received, or on the materials provided by your bank or broker.

Your vote is important. Regardless of whether you plan to attend the Annual Meeting virtually, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By order of the Board of Directors,

Brad Jacobs

Brad Jacobs
Chairman of the Board

Greenwich, Connecticut
April 2, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 12, 2025:

The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024 are available at investors.qxo.com.

Table of Contents

Proxy Statement Summary

This proxy statement (the ''Proxy Statement'') sets forth information relating to the solicitation of proxies by the board of directors of QXO, Inc. (the ''Board of Directors'' or the ''Board'') in connection with our 2025 Annual Meeting of Stockholders (the ''Annual Meeting''). This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2025 Annual Meeting of Stockholders

Our Notice of Internet Availability of Proxy Materials (the ''Notice'') is first being mailed on or about April 2, 2025 to stockholders of record of our common stock as of the close of business on March 20, 2025 (the ''Record Date''). The Notice provides instructions on how to access our proxy materials and vote online.

Date and Time	Place	Record Date
Monday, May 12, 2024, at 10:00 a.m. Eastern Time	Virtual Meeting Site: www.virtualshareholdermeeting.com/QXO2025	You can vote if you were a stockholder of record as of the close of business on March 20, 2025

Admission: You are invited to attend the annual meeting of stockholders of QXO, Inc. The Annual Meeting will be a virtual meeting of stockholders. You will be able to attend the Annual Meeting at www.virtualshareholdermeeting.com/QXO2025. You will need to provide the 16-digit control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in ''street name''), you must register in advance to participate in the Annual Meeting, to vote electronically and to submit questions during the live webcast of the meeting. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares. At the time of the meeting, go to www.virtualshareholdermeeting.com/QXO2025 and enter your 16-digit control number.

Voting Matters and Board Recommendations

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect seven (7) members of our Board for a term to expire at the 2026 Annual Meeting of Stockholders or until their successors are duly elected and qualified.	✓ **FOR** each Director Nominee	38
PROPOSAL 2: Ratification of the Appointment of our Independent Registered Public Accounting Firm To ratify the appointment of Deloitte & Touche LLP (''Deloitte'') as our independent registered public accounting firm for fiscal year 2025.	✓ **FOR**	39
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers (''NEOs'') as disclosed in this Proxy Statement.	✓ **FOR**	40

©2025 QXO, Inc.

Governance Highlights

Board and Committee Independence	Five of our seven continuing directors and director nominees are independent. The Audit Committee, the Compensation and Talent Committee and the Nominating, Corporate Governance and Sustainability Committee each consist entirely of independent directors.
Independent Board Oversight	Our Board has a lead independent director whose role is to complement the roles of our independent committees and independent committee chairs providing effective Board oversight. The Board believes its leadership structure, as well as the company's leadership structure, function cohesively and serve the best interests of our stockholders based on the company's strategy and ownership structure.
Board Refreshment	Our Board is committed to ensuring its composition includes a range of expertise aligned with the company's business, as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. The Board has a process to seek out highly qualified director candidates who would bring relevant experience to the Board considering our growing scale and diversity.
Committee Rotations	As part of its annual review of committee assignments, the Board will consider periodically reconstituting its committees and their chairs to ensure effective functioning and fresh perspectives.
Director Elections	All directors of the Board are elected annually for one-year terms or until their successors are elected and qualified.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections, and further require that a director who fails to receive a majority vote must tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	Our Board seeks to provide robust oversight of current and potential risks facing our company by engaging in regular deliberations and participating in management meetings. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Active Participation	Our Board had 100% attendance at seven of its nine board meetings. Our committees also had 100% attendance by each committee member at every committee meeting.
Direct Oversight of Sustainability	The Nominating, Corporate Governance and Sustainability Committee supports the Board in its oversight of the company's purpose-driven sustainability strategies and external disclosures. This includes engaging with management on material environmental, social and corporate governance matters and stakeholder perspectives.

©2025 QXO, Inc.

2025 Board of Directors Nominees

Our Board aims to create a diverse and highly skilled team of directors who provide QXO with thoughtful board oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties — all in the context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise and viewpoints. The composition of our Board as of the Record Date was:



The following table provides summary information about each director nominee.

Name	Director Since	Age	Occupation	AC	CTC	NCGSC
Brad Jacobs	2024	68	Chairman and CEO, QXO, Inc.			
Jason Aiken	2024	52	Executive Vice President, Technologies, General Dynamics Corporation	C		
Marlene Colucci	2024	62	Chief Executive Officer, The Business Council		✓	C
Mario Harik	2024	44	Chief Executive Officer, XPO, Inc.			
Mary Kissel	2024	48	Executive Vice President and Senior Policy Advisor, Stephens Inc.	✓	✓	✓
Jared Kushner	2024	44	Chief Executive Officer, Affinity Partners			
Allison Landry	2024	46	Former Senior Transportation Research Analyst, Credit Suisse	✓	C	✓

AC = Audit Committee
CTC = Compensation and Talent Committee

NCGSC = Nominating, Corporate Governance and Sustainability Committee

C = Committee Chairperson
✓ **=** Committee Member

©2025 QXO, Inc.

Questions and Answers About Our Annual Meeting

This Proxy Statement sets forth information relating to the solicitation of proxies by QXO's Board of Directors in connection with our Annual Meeting, which will be held as a live webcast on May 12, 2025 at 10:00 a.m. Eastern Time, or any adjournment or postponement thereof. You are required to enter your control number to access the meeting at www.virtualshareholdermeeting.com/QXO2025. Please follow the instructions below to receive your control number.

The Notice of Internet Availability of Proxy Materials (the "Notice") is first being mailed on or about April 2, 2025, to our stockholders of record as of the close of business on March 20, 2025 (the "Record Date").

Note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders via our website instead of mailing printed copies to each of our stockholders. Beginning on or about April 2, 2025, we will mail to our stockholders as of the Record Date a Notice, which contains instructions on how to access our proxy materials and vote online. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this Proxy Statement, our Annual Report on Form 10-K for the year ended December 31, 2024, and a proxy card or voting instruction form. Stockholders who have communicated a preference for paper or electronic documents prior to the mailing of the Notice will not receive the Notice.

The following answers address some questions you may have about our Annual Meeting. These questions and answers may not include all the information that may be important to you as a stockholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business presented for a vote at the Annual Meeting will be as follows:

- To elect seven (7) members of our Board for a term to expire at the 2026 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);
- To ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal year 2025 (Proposal 2);
- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal 3); and
- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Senior management of QXO and representatives of our outside auditor, Deloitte, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, virtually attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if, as of the close of business on the Record Date, you were a holder of record of our common stock or Convertible Perpetual Preferred Stock ("Convertible Preferred Stock"). Each share of Convertible Preferred Stock is entitled to vote on each matter to come before the Annual Meeting as if the shares of Convertible Preferred Stock were converted into shares of common stock as of the Record Date, meaning that each share of Convertible Preferred Stock is entitled to approximately 219 votes on each matter to come before the Annual Meeting.

We have designed the virtual Annual Meeting to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. You can access the Annual Meeting at www.virtualshareholdermeeting.com/QXO2025. You will be required to provide the 16-digit control number on your proxy card to access the Annual Meeting.

If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, to vote electronically and to submit questions during the live webcast of the meeting. To register, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. At the time of the meeting, enter your 16-digit control number at www.virtualshareholdermeeting.com/QXO2025.

You may vote your shares using any one of the options below.

VOTE BY INTERNET BEFORE THE MEETING — Go to www.proxyvote.com or scan the QR Barcode on the proxy card or notice. Use the Internet to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 11, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

©2025 QXO, Inc.

VOTE BY INTERNET DURING THE MEETING — You may attend the meeting via the Internet and vote during the meeting. Go to www.virtualshareholdermeeting.com/QXO2025. Have available the information that is printed in the box marked by the arrow and follow the instructions.

VOTE BY PHONE — Dial 1-800-690-6903 and use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 11, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL — Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with QXO during the Annual Meeting, so they can ask questions of QXO's management and Board, as appropriate. Stockholders (or their proxy holders) may submit questions for the Annual Meeting's question-and-answer session in advance by logging on to the meeting website at www.virtualshareholdermeeting.com/QXO2025. You will need the 16-digit control number on your proxy card to submit a question. After you have logged in you will be able to submit your question on the left side of the screen below ''ASK A QUESTION''.

Questions can be submitted in advance of the Annual Meeting beginning at 10:00 a.m. Eastern Time on May 12, 2025 Questions may also be submitted during the Annual Meeting through the meeting website. We will answer as many questions during the meeting as time will allow and will group questions where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to the Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. You should ensure you have a strong Internet connection wherever you intend to participate in the Annual Meeting. We encourage you to access the meeting prior to the start time. If you encounter any technical difficulties logging onto www.virtualshareholdermeeting.com/QXO2025 or during the meeting, there will be toll-free and international phone numbers available on the website. Technical support will be available 15 minutes prior to the start time of the meeting and through the conclusion of the meeting.

How many shares of QXO common stock or Convertible Preferred Stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 409,430,195 shares of common stock issued and outstanding, with each share entitled to one vote on each matter to come before the Annual Meeting. In addition, each share of Convertible Preferred Stock is entitled to vote on each matter to come before the Annual Meeting as if the shares of Convertible Preferred Stock were converted into shares of common stock as of the Record Date, meaning that each share of Convertible Preferred Stock is entitled to approximately 219 votes on each matter to come before the Annual Meeting. As of the Record Date, there were 1,000,000 shares of Convertible Preferred Stock issued and outstanding, representing 219,010,074 votes. In total, 628,440,269 votes are eligible to be cast at the Annual Meeting based on the number of outstanding shares of our common stock and Convertible Preferred Stock, voting together as a single class.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, the presence, in person or by proxy, of the holders of a majority of the shares issued and outstanding and entitled to vote is necessary for each of the proposals to be presented at the Annual Meeting. Accordingly, holders of shares of our common stock or Convertible Preferred Stock outstanding on the Record Date representing 314,220,135 votes must be present at the Annual Meeting. If you vote by Internet, telephone or proxy card, the shares you vote will be counted toward the quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to Proposal 1, you may vote ''**FOR**'' or ''**AGAINST**'' each of the director nominees, or you may ''**ABSTAIN**'' from voting for one or more of such nominees.

With respect to Proposals 2 and 3, you may vote ''**FOR**'' or ''**AGAINST**'' or you may ''**ABSTAIN**'' from voting.

If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of seven (7) directors.** The election of each of the seven (7) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted ''**FOR**'' a nominee must exceed the number of shares voted ''**AGAINST**'' such nominee) by holders of shares of our common stock (including those

©2025 QXO, Inc.

shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our bylaws require that such person must promptly tender his or her resignation to our Board. You may not accumulate your votes for the election of directors.

Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

■ **Proposal 2: Ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal year 2025.** Ratification of the appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2025 requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote. Abstentions will have the same effect as votes cast "Against" the proposed ratification of Deloitte. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

■ **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board. Although it is non-binding, our Board and the Compensation and Talent Committee will consider the voting results when making future decisions regarding our executive compensation program.

Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote to approve executive compensation. Abstentions will have the same effect as votes cast "Against" this proposal.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote.

How does the Board recommend that I vote?

Our Board, after careful consideration, recommends that our stockholders vote **"FOR"** the election of each director nominee named in this Proxy Statement, **"FOR"** the ratification of Deloitte as our independent registered public accounting firm for fiscal year 2025 and **"FOR"** the advisory approval of the resolution to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully, then vote via Internet at www.proxyvote.com or by telephone by following the instructions on the proxy card, or mail your completed, dated, and signed proxy card in the enclosed return envelope as soon as possible, so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares in your own name through our transfer agent, Equiniti Trust Company, LLC, and not through a broker, bank or other nominee that holds shares for your account in "street name"), you may vote by proxy via Internet or by telephone by following the instructions provided on the proxy card, or mail your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via Internet or by telephone must be received by 11:59 pm Eastern Time on May 11, 2025. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank, or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other nominee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

©2025 QXO, Inc.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via Internet or by telephone must be received by 11:59 pm Eastern Time on May 11, 2025. If you are the beneficial owner of shares of our common stock, please follow the voting instructions provided by your broker, trustee, or other nominee.

What happens if I do not respond, or if I respond and fail to indicate my voting preference, or if I abstain from voting?

If you fail to vote via Internet or by telephone as indicated on your proxy card, or fail to properly sign, date, and return your proxy card, your shares will not be counted towards establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote **"FOR"** the election of all seven nominees for director (Proposal 1), **"FOR"** the ratification of Deloitte as our independent registered public accounting firm for fiscal year 2024 (Proposal 2) and **"FOR"** the advisory approval of the resolution to approve executive compensation (Proposal 3).

If my shares are held in "street name", will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of our common stock in "street name" for customers are prevented by the rules set forth in the Listed Company Manual (the "NYSE Rules") of the New York Stock Exchange (the "NYSE") from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters). Shares not voted by a broker or other nominee, because they did not receive specific voting instructions from the stockholder on one or more proposals, are referred to as "broker non-votes."

We expect that when the NYSE determines whether each of the proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only "Proposal 2 – Ratification of the Appointment of Deloitte as Our Independent Registered Public Accounting Firm for Fiscal Year 2025" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following the instructions provided to you by your broker or other nominee.

What if I want to change my vote?

Regardless of whether you attend the Annual Meeting, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via Internet, by telephone, by mail, or by attending the Annual Meeting virtually and voting. Please note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy, unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831 prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the persons named as proxies vote?

If you are a registered stockholder (i.e., if you hold your shares of our common stock in your own name through our transfer agent Equiniti Trust Company, LLC, and not through a broker, bank or other nominee that holds shares for your account in "street name") and you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board or, if no recommendation is given, by using their own discretion.

Who pays for the proxy solicitation expenses?

We are soliciting proxies on behalf of our Board and will pay the related costs. As part of this process, we reimburse brokers and other custodians, nominees, and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to our stockholders. Our directors, officers, and employees may also solicit proxies in person, by telephone, or by other means of communication, and will not receive any additional compensation for soliciting proxies.

©2025 QXO, Inc.

Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?

We are distributing our proxy materials to stockholders via the internet under the "Notice and Access" approach permitted by the rules of the SEC. This approach expedites stockholders' receipt of proxy materials while conserving natural resources and reducing our distribution costs. On or about April 2, 2025, we mailed a Notice of Internet Availability of Proxy Materials to participating stockholders containing instructions on how to access the proxy materials on the internet, and if desired, to request to receive a paper copy of our proxy materials by mail.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission ("SEC") within four business days after the Annual Meeting. The Form 8-K will also be available on our website, investors.qxo.com.

What is "householding" and how does it affect me?

In cases where multiple company stockholders share the same address, and the shares are held through a bank, broker, or other holder of record in a street-name account, only one copy of our proxy materials will be delivered to that address unless a stockholder at that address requests otherwise. This practice, known as "householding," is intended to reduce our printing and postage costs. However, any street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record, or by sending a written request to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831, or by contacting Investor Relations by email at investors.qxo.com. The voting instruction form sent to a street-name stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. Similarly, if you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2024 Annual Report are available at investors.qxo.com.

©2025 QXO, Inc.

Information Regarding the Equity Investment

On June 6, 2024, pursuant to the investment agreement, dated as of December 3, 2023 and amended and restated on April 14, 2024 (the ''Investment Agreement''), among the company, Jacobs Private Equity II, LLC (''JPE'') and the other investors party thereto (the ''Other Investors'' and, collectively with JPE, the ''Investors''), we issued to the Investors, for $1,000,000,000 in cash: (i) an aggregate of 1,000,000 shares of Convertible Preferred Stock, which are initially convertible into an aggregate of 219,010,074 shares of our common stock and (ii) warrants to purchase common stock (''Warrants''), initially exercisable for an aggregate of 219,010,074 shares of our common stock. We refer to this investment as the ''Equity Investment.'' JPE is controlled by Brad Jacobs, our chairman and chief executive officer. Each of our directors and executive officers, other than Messrs. Essaid, Meller and Kushner, invested, directly or indirectly, in our company pursuant to the Investment Agreement. See ''Certain Relationships and Related Party Transactions—Investment Agreement.''

©2025 QXO, Inc.

Board of Directors and Corporate Governance

An Overview of Our Business and How Our Board Composition is Aligned With Our Strategy

QXO is a technology solutions and professional services company that helps businesses manage and monetize their enterprise assets. We do this through our legacy operations, which provide critical software applications, consulting and other professional services, including specialized programming, training and technical support. Our customers are primarily small and mid-sized companies in the manufacturing, distribution and service industries.

Our strategy is to create a tech-forward leader in the $800 billion building products distribution industry with the goal of generating outsized stockholder value through accretive acquisitions and organic growth, including greenfield openings, and operational transformation of acquired businesses. We are executing our strategy toward a target of tens of billions of dollars of annual revenue in the next decade.

Our company's current needs and future potential are important considerations in determining the composition of our Board. QXO's Board is comprised of a highly skilled group of leaders who share our values and reflect our culture. Many of our directors serve or have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As summarized on page 15, our Board has complementary expertise and skill sets, all of which are relevant to our company, business, industry and strategy.

Directors

Our Board currently consists of seven members. Upon the closing of the Equity Investment on June 6, 2024, our Board was reconstituted such that: (i) we had six Board members, (ii) each director was designated by JPE (including Brad Jacobs), (iii) each standing committee of our Board was reconstituted (as further described below) and (iv) Brad Jacobs became our chairman of the Board.

Pursuant to our Fifth Amended and Restated Certificate of Incorporation (''Certificate of Incorporation''), JPE has the right to designate for nomination by our Board (i) a majority of the members of our Board so long as the Investors collectively own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 45% (but less than 65%) of the voting power of our capital stock on a fully-diluted basis, (ii) 40% of the members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 30% (but less than 45%) of the voting power of our capital stock on a fully-diluted basis, (iii) 33% of the members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 15% (but less than 30%) of the voting power of our capital stock on a fully-diluted basis and (iv) two members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 5% (but less than 15%) of the voting power of our capital stock on a fully-diluted basis. JPE has additional designation rights under the Certificate of Incorporation for which the required voting power thresholds have not been exceeded. The foregoing rights of JPE under the Certificate of Incorporation are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company.

Our Board has nominated all of the current directors to stand for election at the Annual Meeting, as set forth in Proposal 1 on page 38 of this Proxy Statement.

None of the foregoing will prevent our Board from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of our Certificate of Incorporation.

Set forth below is information regarding each of our director nominees, including the experience, qualifications, attributes, or skills that led our Board to conclude that each should serve as a director.

©2025 QXO, Inc.

Brad Jacobs   Chairman and Director since June 6, 2024

Age: 68



Mr. Jacobs has served as chairman of our Board of Directors since June 6, 2024. He has been the executive chairman of the board of directors of XPO, Inc. (XPO) since November 1, 2022, and was previously chairman and chief executive officer from September 2, 2011, to November 1, 2022. Mr. Jacobs has served as non-executive chairman of the board of directors of GXO Logistics, Inc. since August 2, 2021. He has served as non-executive chairman of the board of directors of RXO, Inc. since November 2022, and will not be standing for re-election in 2025. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Board Committees: None

Other Public Company Boards: XPO, Inc. (NYSE: XPO); GXO Logistics, Inc. (NYSE: GXO)

Mr. Jacobs brings to the Board:

- Past and current experience as the chairman of boards of directors of several public companies, where Mr. Jacobs provided valuable operational insights and strategic and long-term planning capabilities; and
- Founder of eight multibillion-dollar companies with a successful track record of leading companies that execute strategies similar to ours.

Jason Aiken   Independent Director since June 6, 2024

Age: 52



Mr. Aiken has served as a director of the company since June 6, 2024. He has served as executive vice president, technologies of General Dynamics Corporation since January 2023. Previously, he held the joint role of executive vice president, technologies, and chief financial officer from January 2023 to February 2024, and senior vice president and chief financial officer from January 2014 to January 2023. Earlier, Mr. Aiken was the senior vice president and chief financial officer of General Dynamics subsidiary Gulfstream Aerospace Corporation, and held positions with General Dynamics, including vice president and controller, staff vice president of accounting and director of consolidation accounting. Prior to joining General Dynamics, Mr. Aiken was an audit manager with Arthur Andersen LLP in Washington, D.C., where he provided audit and consulting services for defense contractors. He holds an MBA degree from the Kellogg School of Management at Northwestern University, and a bachelor's degree in business administration and accounting from Washington and Lee University.

Board Committees:

- Chairman of the Audit Committee

Other Public Company Boards: None

Mr. Aiken brings to the Board:

- Financial and accounting expertise through his service as chief financial officer and other senior finance positions with a Fortune 100 company giving Mr. Aiken the knowledge needed to serve on our Board and lead the Audit Committee as committee chair; and
- Senior operational, transactional and strategic experience essential for QXO to drive stockholder value creation.

©2025 QXO, Inc.

Marlene Colucci   Independent Director since June 6, 2024

Age: 62



Ms. Colucci has served as a director of the company since June 6, 2024. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor's Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She is vice chair of the board of directors of GXO Logistics, Inc. Ms. Colucci holds a JD degree from Georgetown University Law Center.

Board Committees:

- Chair of Nominating, Corporate Governance and Sustainability Committee
- Member of the Compensation and Talent Committee

Other Public Company Boards: GXO Logistics, Inc. (NYSE: GXO)

Ms. Colucci brings to the Board:

- Experience with public policy development, including labor and transportation policy, from over two decades of relevant government and private sector experience; and
- Knowledge of corporate governance and business operations from her tenure leading the premier association of chief executive officers of the world's most important business enterprises.

Mario Harik   Director since June 6, 2024

Age: 44



Mr. Harik has served as a director of the company since June 6, 2024. He has led XPO, Inc. (XPO) as chief executive officer since November 2022 and serves on its board. He joined XPO in 2011 as chief information officer and held additional roles as chief customer officer and president, North American less-than-truckload. His prior career included chief information officer with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder of G3 Analyst. He holds a master's degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Board Committees: None

Other Public Company Boards: XPO, Inc. (NYSE: XPO)

Mr. Harik brings to the Board:

- Leadership experience as XPO's chief executive officer; and
- Expertise in the development and application of technology solutions that increase operational efficiency and productivity and enhance customer experience in multinational organizations within similar industries.

©2025 QXO, Inc.

Mary Kissel   Independent Director since June 6, 2024

Age: 47



Ms. Kissel has served as a director of the company since June 6, 2024. She is executive vice president and senior policy advisor with Stephens Inc. Previously, Ms. Kissel served as senior advisor to the U.S. Secretary of State from October 2018 to January 2021. Prior to joining the State Department, she was a member of The Wall Street Journal editorial board in New York and editorial page editor for Asia Pacific in Hong Kong. She began her career at Goldman Sachs. Ms. Kissel is a nonresident senior fellow at Hudson Institute, a member of the Council on Foreign Relations, and a director of the American Australian Council. She is vice chairman of the board of directors of RXO, Inc. Ms. Kissel holds a master's degree from Johns Hopkins School of Advanced International Studies, and a bachelor's degree in government from Harvard University.

Board Committees:

- Member of the Audit Committee
- Member of the Compensation and Talent Committee
- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: RXO, Inc. (NYSE: RXO)

Ms. Kissel brings to the Board:

- Expertise in geopolitics, risk advisory, public policy and its impact on business; and
- Experience in strategic communications, media and government affairs.

Jared Kushner   Independent Director since July 22, 2024

Age: 43



Mr. Kushner has served as a director of the company since July 22, 2024. He is the chief executive officer of Affinity Partners, a global investment firm with over $4.8 billion under management. From 2017 to 2021, he served as Senior Advisor to the President of the United States. In this role, Mr. Kushner managed the U.S.-Mexico relationship, led Middle East peace efforts, and negotiated the overhaul of America's federal prison and criminal justice systems. Previously, Mr. Kushner was the chief executive officer of Kushner Companies, a New York-based real estate developer, and founded two technology companies. He holds JD and MBA degrees from New York University, and a bachelor's degree from Harvard University.

Board Committees: None

Other Public Company Boards: None

Mr. Kushner brings to the Board:

- Background in growth investing across equities and real estate; and
- Experience in geopolitics, public policy, and their impact on business.

©2025 QXO, Inc.

Allison Landry   Lead Independent Director since June 6, 2024

Age: 45

 Ms. Landry has served as lead independent director of the company since June 6, 2024. She was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries from September 2005 to July 2021. Previously, she was a financial analyst and senior accountant with OneBeacon Insurance Co. (now Intact Insurance Specialty Solutions). She serves as vice chair of the board of directors of XPO, Inc. She holds an MBA degree from Boston University's Questrom School of Business, and a bachelor's degree in psychology from College of the Holy Cross.

Board Committees:

- Member of the Audit Committee
- Chair of the Compensation and Talent Committee
- Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: XPO, Inc. (NYSE: XPO)

Ms. Landry brings to the Board:

- Experience in the equity markets giving Ms. Landry an understanding of stockholder value creation as chair of the Board's Compensation and Talent Committee; and
- Knowledge of financial analysis in the transportation sector enabling Ms. Landry to help guide QXO in identifying strategic opportunities for profitable growth.

©2025 QXO, Inc.

Summary of Qualifications and Experience of Continuing Directors

	Brad Jacobs	Jason Aiken	Marlene Colucci	Mario Harik	Mary Kissel	Jared Kushner	Allison Landry
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓	✓	✓	✓	✓	✓
CUSTOMER SERVICE experience brings an important perspective to our Board, given the importance of customer retention to our business model.	✓	✓		✓		✓	
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience allows our Board's oversight to guide our long-term value creation for stockholders in a way that is sustainable.	✓	✓	✓	✓	✓	✓	✓
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our company's organic and inorganic growth strategy, roadmap and timeline, as well as our investments in technological solutions that optimize our operations and enhance customer experience.	✓	✓					✓
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our directors in overseeing our financial reporting and internal controls.	✓	✓					✓
HUMAN RESOURCES MANAGEMENT experience allows our Board to support our goals of making QXO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓	✓	✓	✓		✓
TALENT DEVELOPMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓	✓	✓	✓
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓	✓	✓	✓	✓		
SALES AND MARKETING experience helps our Board assist with our business strategy and with developing new services and operations.	✓			✓		✓	✓
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓	✓		✓	✓	✓	✓
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓	✓	✓	✓	✓	✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides valuable insights as we continually seek to enhance customer outcomes and internal operations.	✓	✓		✓	✓		✓

Role of the Board and Board Leadership Structure

Our business and affairs are managed under the direction of our Board, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management, and provides advice and counsel to management. In fulfilling the Board's responsibilities, our directors have full access to our management, internal and external auditors, and outside advisors.

©2025 QXO, Inc.

Furthermore, our Board is committed to independent Board oversight. Our current Board leadership structure includes a chairman, a non-independent director and five independent directors. The position of chairman of the Board is held by Mr. Jacobs.

The Board has provided that the independent directors may appoint a lead independent director who presides over executive sessions of the independent directors, and who shall serve a term of at least one year. The position of lead independent director has been structured to include, among other duties: (i) presiding at all meetings of the Board at which the chairman is not present; (ii) presiding at all executive sessions of the independent directors, which must take place at least once a year without members of management present; and (iii) calling additional meetings of the independent directors as necessary. The lead independent director also serves as a liaison between the chairman and the independent directors. Ms. Landry was appointed to serve as lead independent director on June 6, 2024.

To further strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines that provide for an independent vice chair position as part of its ongoing commitment to strong corporate governance. The position of vice chair is defined as an independent director with authorities and duties that include: (i) presiding at meetings of the Board where the chairman and lead independent director are not present; (ii) assisting the chairman, when appropriate, in carrying out his duties; (iii) assisting the lead independent director, where appropriate, in carrying out her duties; and (iv) such other duties, responsibilities and assistance as the Board or the chairman may determine. No independent vice chair has been appointed as of the date of this Proxy Statement.

Our Board met nine times during fiscal year 2024. Each person currently serving as a director attended at least 75% of the aggregate meetings of the Board and any committee(s) on which he or she served during the time he or she served on the Board or committee(s).

Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify the chairman of the Board in advance of the meeting date. All of our directors then serving and standing for re-election attended the 2024 Annual Meeting of Stockholders.

Board Risk Oversight

Our Board provides overall risk oversight, with a focus on the most significant risks facing our company.

In addition, the Board is responsible for ensuring appropriate crisis management and business continuity plans are in place. The management of risks to our business, and the execution of contingency plans, are primarily the responsibility of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects, and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating, and controlling risk exposure. The Board has delegated responsibility for the oversight of specific risks to its committees as follows.

- **Audit Committee.** The Audit Committee oversees the policies that govern the process by which management assesses and manages our exposure to risk. In that role, the Audit Committee discusses major financial risk exposures, including cyber-related risks, with our management and discusses the steps that management has taken to monitor and control these exposures. The Audit Committee is also responsible for reviewing our enterprise risk management process to assess, manage and identify risks to align Board discussion topics with identified risks. Additionally, the Audit Committee is responsible for reviewing risks arising from related party transactions involving our company and guidelines and policies for information and cybersecurity risk management, for establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and for overseeing our company-wide Code of Business Ethics and overall compliance with legal and regulatory requirements.

- **Compensation and Talent Committee.** The Compensation and Talent Committee monitors the risks associated with our compensation philosophy and programs. The Compensation and Talent Committee ensures that the company's compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders, while simultaneously reducing excessive risk-taking and holding our senior leadership team accountable.

- **Nominating, Corporate Governance and Sustainability Committee.** The Nominating, Corporate Governance and Sustainability Committee oversees risks related to our governance structure and processes, as well as risks associated with the company's corporate sustainability practices and reporting. The Board is committed to ensuring that our company has the resources and infrastructure necessary to appropriately address all significant risks.

Committees of the Board and Committee Membership

Each of the Audit Committee, the Compensation and Talent Committee and the Nominating, Corporate Governance and Sustainability Committee (collectively, the ''Board Committees'') has a written charter that complies with applicable SEC rules and the NYSE Rules. These charters are available at investors.qxo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

©2025 QXO, Inc.

The Board Committees are each composed entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with the chairman of our Board and considering member qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of committee chair. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors at the company's expense. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may create or eliminate additional committees as it deems appropriate.

The following table sets forth the membership of each of our Board Committees as of the Record Date. Messrs. Jacobs, Harik and Kushner do not serve on any Board Committees.

Name	Audit Committee	Compensation and Talent Committee	Nominating, Corporate Governance and Sustainability Committee
Jason Aiken*	C		
Marlene Colucci		✓	C
Mary Kissel	✓	✓	✓
Allison Landry	✓	C	✓

C = Committee chairman   ✓ = Committee member

* = Audit Committee Financial Expert

A summary of the committees' responsibilities is as follows:

Audit Committee. Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the ''Exchange Act'') to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function, and (vi) related party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years, and is able to read and understand fundamental financial statements. From June 6, 2024, to the date of this Proxy Statement, the Audit Committee members were Jason Aiken (chair), Mary Kissel and Allison Landry. Our Board has determined that Mr. Aiken qualifies as an ''audit committee financial expert'' as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act. During 2024, the Audit Committee met five times.

Compensation and Talent Committee. The primary responsibilities of the Compensation and Talent Committee are, among other things: (i) to oversee our executive compensation plans, policies and programs, (ii) to review and approve the compensation of our executive officers, (iii) to review and approve or make recommendations concerning director compensation, (iv) to plan executive officer succession, and (v) to assist with oversight of our culture and strategies relating to human capital. From June 6, 2024, to the date of this Proxy Statement, the Compensation and Talent Committee members were Allison Landry (chair), Marlene Colucci and Mary Kissel. During 2024, the Compensation and Talent Committee met four times.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become directors and recommend that our board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the board to fill a vacancy, (ii) to make recommendations to our board concerning committee appointments, (iii) to develop, recommend to our board and annually review the Corporate Governance Guidelines and oversee corporate governance matters, (iv) to oversee an annual evaluation of our board and committees, and (v) to support our board in its oversight of our sustainability strategies, performance and external disclosures. From June 6, 2024, to the date of this Proxy Statement, the Nominating, Corporate Governance and Sustainability Committee members were Marlene Colucci (chair) and Mary Kissel, and Allison Landry has been a member since October 2024. During 2024, the Nominating, Corporate Governance and Sustainability Committee met one time.

Director Compensation

See section below titled ''Executive Compensation—2024 Director Compensation Table'' for information concerning the compensation of each person who served as a non-employee director of our company during 2024.

Following the appointment of our new Board in June 2024, we approved compensation for our non-employee directors of an annual cash retainer of $100,000, payable quarterly in arrears, and expected annual time-based restricted stock units worth $175,000.

©2025 QXO, Inc.

The lead independent director receives an additional $30,000 annual cash retainer, payable quarterly in arrears; and the chairs of our Audit Committee, our Compensation and Talent Committee and our Nominating, Corporate Governance and Sustainability Committee each receives an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears.

Directors who are employees of our company do not receive additional compensation for service as members of either our Board or its committees. Changes to the compensation of our directors is subject to approval by our Compensation and Talent Committee or Board.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

Corporate Governance Guidelines and Code of Business Ethics

Our Board is committed to sound corporate governance principles and practices. Our Board adopted Corporate Governance Guidelines as of June 6, 2024.

The Corporate Governance Guidelines serve as a framework within which our Board operates. Among other things, the Corporate Governance Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and requirements to conduct an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Corporate Governance Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Ethics that applies to our directors and executive officers. This Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees, and promote compliance with applicable governmental laws, rules and regulations, as well as provide clear channels for reporting concerns. The Code of Business Ethics constitutes a ''code of ethics'' as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code of Business Ethics or waivers of any provision of the Code of Business Ethics as applicable to our principal executive officer, our principal financial officer, and our principal accounting officer by posting such disclosures on our website pursuant to SEC rules.

The Corporate Governance Guidelines and the Code of Business Ethics are available on our website at investors.qxo.com. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Director Independence

Under the Corporate Governance Guidelines, our Board is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Independence determinations are made by reference to the independence standard under the Corporate Governance Guidelines and the definition of ''independent director'' under Section 303A.02 of the Listed Company Manual of the NYSE. Our Board has affirmatively determined that each person who serves as a director, except for Mr. Jacobs and Mr. Harik, satisfies the independence standards under the Corporate Governance Guidelines and the NYSE Rules.

In addition to the independence standards provided in the Corporate Governance Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards for independence of Audit Committee members established by the SEC: that is, the director may not (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than his or her director compensation or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each member of the Compensation and Talent Committee satisfies the NYSE Rules for independence of Compensation and Talent Committee members. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee considered certain relationships of the directors that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Director Selection Process

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all nominees for election to the Board, including nominees for re-election to the Board, in each case, after consultation with the chairman of the Board and in accordance with our company's contractual obligations. Pursuant to the Certificate of Incorporation, JPE has the right based on its current securities ownership, as described above under ''Directors,'' to designate for nomination by our Board a majority of the members of our Board. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating, Corporate Governance and Sustainability Committee considers, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our company's business environment, knowledge and experience in such areas as technology and marketing, and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and a willingness and ability to devote adequate time to board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the

©2025 QXO, Inc.

background, experience and viewpoints of Board members. When searching for new directors, our Board endeavors to actively seek out highly qualified women and individuals from underrepresented minorities to include in the pool from which Board nominees are chosen. Our Board aims to create a team of directors with diverse experiences and perspectives to provide our company with thoughtful and engaged Board oversight. The Nominating, Corporate Governance and Sustainability Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the Board's composition.

Subject to the rights granted to JPE pursuant to the Certificate of Incorporation, the Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director nominees.

Our Board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources and the rights granted to JPE pursuant to the Certificate of Incorporation, as described above. Our stockholders will be permitted to nominate candidates for election as directors by following the procedures set forth in our amended and restated bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the 2025 Annual Meeting.

The advance notice provisions of our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of such annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered not less than 90 days, and not more than 120 days, prior to the date of such annual meeting. As more specifically provided in our bylaws, any nomination must include, among other things: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, and (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules.

In addition, the proxy access provisions of our bylaws permit a stockholder, or a group of up to 20 stockholders, that has continuously owned for three years at least 3% of our outstanding common stock, to nominate and include in the annual meeting proxy materials up to the greater of two directors or 20% of the number of directors to be elected at the annual meeting, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. Stockholder requests to include stockholder-nominated directors in the company's proxy materials for our 2026 Annual Meeting of stockholders must be received by the company no earlier than January 12, 2026, and no later than February 11, 2026.

Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Securities Trading Policy

We have a securities trading policy governing the purchase, sale and other dispositions of our securities by directors, officers and employees. We believe that our securities trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. A copy of this policy is included as Exhibit 19.1 to our 2024 Annual Report.

Stockholder Communication With the Board

Stockholders and other parties interested in communicating with our Board, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to our Board, c/o Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831. Please note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

Stockholder Proposals for Next Year's Annual Meeting

Stockholder proposals intended to be presented at our 2026 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than December 3, 2025, in order to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 120 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, if our 2026 Annual Meeting is held on May 12, 2026, any stockholder proposal to be considered at the 2025 Annual Meeting, including nominations of persons for election to our Board, must be properly submitted to us not earlier than January 12, 2026, nor later than

©2025 QXO, Inc.

February 11, 2026. Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide written notice to us that includes the information required by Rule 14a-19(b) under the Exchange Act not later than February 11, 2026.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

©2025 QXO, Inc.

Certain Relationships and Related Party Transactions

Under its written charter, the Audit Committee of our Board is responsible for reviewing and approving or ratifying any transaction between our company and a related person (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

In 2024, we entered into a number of transactions with affiliates or related persons, including the following:

Investment Agreement

On December 3, 2023, the company entered into the Investment Agreement with JPE and the Other Investors, providing for an aggregate investment by the Investors of $1,000,000,000 in cash in the company. On April 14, 2024, the company and the Investors amended and restated the Investment Agreement.

Pursuant to the Investment Agreement, prior to the closing of the Equity Investment, the company amended and restated its certificate of incorporation to, among other things, effect an 8-for-1 reverse stock split with respect to the company's common stock. Upon the closing of the Equity Investment and giving effect to the reverse stock split, the company issued to the Investors, in the aggregate, (i) 1,000,000 shares of Convertible Preferred Stock that, in aggregate, are convertible into 219,010,074 shares of our common stock at an initial conversion price of $4.566 per share, subject to customary anti-dilution adjustments; and (ii) the Warrants to purchase an additional 219,010,074 shares of our common stock at initial exercise prices of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments.

Following the closing of the Equity Investment, our Board was reconstituted such that (i) the number of seats on our Board were as directed by JPE, (ii) each of such directors (including Mr. Jacobs) were individuals designated by JPE, (iii) each standing committee of our Board was reconstituted in a manner designated by JPE and (iv) Mr. Jacobs was appointed as the chairman of our Board and Chief Executive Officer of the company.

Registration Rights Agreement

On June 6, 2024, the company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), among the company, JPE and the Other Investors, pursuant to which, among other things, the initial holders of the Convertible Preferred Stock and the Warrants were provided with certain rights to cause the company to register the sale of shares of Convertible Preferred Stock, Warrants and shares of common stock issued or issuable upon conversion of the Convertible Preferred Stock or upon exercise of the Warrants, in each case other than any such securities that are then freely transferable without registration pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") without limitation as to volume, manner of sale or other restrictions under Rule 144. Securities that are subject to registration under the Registration Rights Agreement as provided above are referred to as "Registrable Securities."

Demand Registration. The holder or holders of Registrable Securities holding Registrable Securities constituting, in the aggregate, no less than a majority of the total number of Registrable Securities may request that the company register the sale of such securities under the Securities Act. Such majority holders may request a total of ten demand registrations.

Shelf Registration. At a time when the company is eligible to use a registration statement on Form S-3, the holder or holders of Registrable Securities holding Registrable Securities constituting, in the aggregate, no less than a majority of the total number of Registrable Securities may request that the company register the sale of such securities under the Securities Act on a delayed or continuous basis. A holder of Registrable Securities included in such registration statement may initiate an unlimited number of shelf takedowns, except the company is not required to effect a shelf takedown in certain specified situations.

Piggyback Registration. If the company registers its securities on a registration statement, the company must give each Investor prompt written notice thereof (subject to certain exceptions). The company must then include on such registration statement all Registrable Securities requested to be included therein (subject to certain exceptions), which include the Registrable Securities of JPE included in this prospectus supplement.

Subject to certain exceptions, all expenses incurred in connection with the registration or sale of the Registrable Securities will be borne by the company. The Registration Rights Agreement includes customary indemnification provisions.

©2025 QXO, Inc.

Stockholders Agreement

On June 6, 2024, the company entered into a stockholders agreement (the "Stockholders Agreement"), among the company, JPE and the Other Investors, pursuant to which, among other things, each Other Investor agreed with the company that such Other Investor will not, and will cause its affiliates not to, transfer all or any portion of the securities of the company beneficially owned by such person until June 6, 2029, subject to certain exceptions provided in the Stockholders Agreement, including exceptions in the event JPE transfers any of its Convertible Preferred Stock, Warrants or shares of Common Stock issuable upon conversion of the Convertible Preferred Stock or upon exercise of the Warrants.

Each Other Investor also agreed with the company that such Other Investor will (a) appear in person or by proxy at any meeting of the company's stockholders and (b) vote, or cause to be voted, or execute written consents with respect to, as applicable, all voting securities of the company that it beneficially owns (i) in favor of the election of each candidate designated or nominated for election by JPE, (ii) in favor of removal of each person designated for removal by JPE and (iii) except with respect to matters that would adversely affect such Other Investor in a manner disproportionate to any other Investor, in accordance with JPE's written direction with respect to any other matter presented at such meeting of the company's stockholders.

Additional Related Party Transactions

On July 22, 2024, we entered into purchase agreements with certain institutional and accredited investors, pursuant to which we issued and sold on July 25, 2024, an aggregate of 67,833,699 shares of common stock at a price of $9.14 per share in a private placement. As part of the private placement, certain directors and executive officers of the company purchased an aggregate of 262,585 shares of common stock for $2.4 million.

The son-in-law of Brad Jacobs, our chairman and chief executive officer, is employed as an executive of the company and is entitled to receive total cash compensation for fiscal year 2024 in excess of $120,000.

The son of Mark Meller, our former president and chief executive officer and current President, SilverSun Technologies, is employed by a subsidiary of the company and is entitled to receive total cash compensation for fiscal year 2024 in excess of $120,000.

©2025 QXO, Inc.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each of our executive officers, (iii) each of our directors and (iv) all of our executive officers and directors as a group.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner, and which are exercisable or convertible within 60 days, have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is care of QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Outstanding[1]	Shares of Convertible Preferred Stock Beneficially Owned	Percentage of Class Outstanding
Beneficial Ownership of 5% or more:				
Jacobs Private Equity II, LLC[2]	394,218,132	49.0%	900,000	90.0%
Entities affiliated with Orbis Investment Management Limited and Orbis Investment Management (U.S.), L.P.[3]	109,409,191	26.7%	—	—
MFN Partners, LP[4]	46,908,701	11.5%	—	—
Entities affiliated with Finepoint Capital LP[5]	25,750,781	6.3%	—	—
Executive Officers and Directors:				
Brad Jacobs†	394,218,132[6]	49.0%	900,000	90.0%
Ihsan Essaid	109,410	*	—	—
Sean Smith	355,866[7]	*	750	*
Christopher Signorello	295,566[8]	*	425	*
Mark Meller	200,174[9]	*	—	—
Jason Aiken	43,801[10]	*	100	*
Marlene Colucci	219,009[11]	*	500	*
Mario Harik	2,190,099[12]	*	5,000	*
Mary Kissel	229,950[13]	*	500	*
Jared Kushner	16,411,379[14]	4.0%	—	—
Allison Landry	49,272[15]	*	100	*
Current Directors and Executive Officers as a Group (11 persons)	414,322,658[16]	51.3%	907,375	90.7%

*   Less than 1%.

†   Director and Executive Officer

(1)   Represents percentage of common stock outstanding for the shares of common stock beneficially owned by such person. For purposes of this column, the number of shares of the class outstanding for each person reflects the sum of: (i) 409,430,195 shares of our common stock that were outstanding as of the Record Date, (ii) the number of shares of our common stock issuable upon conversion of the Convertible Preferred Stock and exercise of the Warrants, in each case, held by such person and (iii) the number of RSUs held by such person, if any, that are or will become vested within 60 days of the Record Date. The Warrants may be exercised at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants and $13.698 per share with respect to the remaining 25% of the Warrants.

(2)   Based on the Schedule 13D/A filed on June 17, 2024, JPE beneficially owned 394,218,132 shares of our common stock, consisting of (i) 197,109,067 shares of our common stock issuable upon conversion of 900,000 shares of our Convertible Preferred Stock and (ii) 197,109,065 shares of our common stock issuable upon exercise of 197,109,065 Warrants. The address of the principal business office of JPE is Five American Lane, Greenwich, CT 06831.

©2025 QXO, Inc.

(3) Based on the Schedule 13G filed on August 12, 2024 by Orbis Investment Management Limited ("OIML"), Orbis Investment Management (U.S.), L.P. ("OIMUS") and Allan Gray Australia Pty Limited ("AGAPL"), which reported that, as of July 31, 2024, OIML beneficially owned 107,354,581 shares of our common stock, OIMUS beneficially owned 2,002,832 shares of our common stock and AGAPL beneficially owned 51,778 shares of our common stock. These entities have sole voting and sole dispositive power over such shares of our common stock. The address of the principal business office of OIML is 25 Front Street, Hamilton, Bermuda HM11. The address of the principal business office of OIMUS is One Letterman Drive, Building C, Suite CM-100, The Presidio of San Francisco, San Francisco, CA 94129, USA. The address of the principal business office of AGAPL is Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.

(4) Based on the Schedule 13G/A filed on February 12, 2025 by (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC, which reported that, as of November 6, 2024, such persons beneficially owned 46,908,701 shares of our common stock with shared voting power and shared dispositive power. The address of the principal business office of each of the Partnership, MFN GP, MFN Management, MFN LLC, Mr. DeMichele and Mr. Nanji is c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116.

(5) Based on the Schedule 13G filed on November 13, 2024 by (i) Finepoint Capital LP ("Finepoint") and (ii) Herbert Wagner, as the founder of Finepoint and Managing Partner of FPCap LLC, the general partner of Finepoint, which reported that, as of September 30, 2024, Finepoint beneficially owned 25,750,781 shares of our common stock. Finepoint is a registered investment adviser to certain affiliated funds (the "Funds") that directly hold such shares of our common stock, and in such capacity, Finepoint has voting and dispositive power over such shares of our common stock. Mr. Wagner is responsible for the management of the Funds. The address of the principal business office of each of Finepoint and Mr. Wagner is 500 Boylston Street, 24th Floor, Boston, MA 02116.

(6) Mr. Jacobs has indirect beneficial ownership of 394,218,132 shares of our common stock beneficially owned by JPE as a result of being JPE's managing member.

(7) Includes (i) 164,256 shares of our common stock issuable upon the exercise of 164,256 Warrants, and (ii) 164,257 shares of our common stock issuable upon conversion of 750 shares of our Convertible Preferred Stock.

(8) Includes (i) 93,077 shares of our common stock issuable upon the exercise of 93,077 Warrants, and (ii) 93,079 shares of our common stock issuable upon conversion of 425 shares of our Convertible Preferred Stock.

(9) Includes 100,000 shares owned by Sharieve Meller Family Trust; Sharieve Meller is Mr. Meller's wife. Mr. Meller disclaims beneficial ownership of these shares. Also includes 100,000 shares owned by the Mark M. Meller Family Trust. Mr. Meller beneficially owns 200,174 shares.

(10) Includes (i) 21,900 shares of our common stock issuable upon the exercise of 21,900 Warrants, and (ii) 21,901 shares of our common stock issuable upon conversion of 100 shares of our Convertible Preferred Stock.

(11) Includes (i) 109,504 shares of our common stock issuable upon the exercise of 109,504 Warrants, and (ii) 109,505 shares of our common stock issuable upon conversion of 500 shares of our Convertible Preferred Stock.

(12) Includes (i) 1,095,049 shares of our common stock issuable upon the exercise of 1,095,049 Warrants, and (ii) 1,095,050 shares of our common stock issuable upon conversion of 5,000 shares of our Convertible Preferred Stock.

(13) Includes (i) 109,504 shares of our common stock issuable upon the exercise of 109,504 Warrants, and (ii) 109,505 shares of our common stock issuable upon conversion of 500 shares of our Convertible Preferred Stock.

(14) Mr. Kushner has indirect beneficial ownership of 16,411,379 shares of our common stock, with 16,247,069 shares of our common stock beneficially owned by Affinity Partners Parallel Fund I LP ("Parallel Fund I") and 164,310 shares of our common stock beneficially owned by Affinity Partners Fund I LP. Affinity Partners GP LP ("GP") is the general partner of Parallel Fund I. A Fin Management LLC ("A Fin") is the investment manager of GP. Mr. Kushner is the Chief Executive Officer of A Fin.

(15) Includes (i) 21,900 shares of our common stock issuable upon the exercise of 21,900 Warrants, and (ii) 21,901 shares of our common stock issuable upon conversion of 100 shares of our Convertible Preferred Stock.

(16) Includes (i) 198,724,255 shares of our common stock issuable upon the exercise of 198,724,255 Warrants, and (ii) 198,724,265 shares of our common stock issuable upon conversion of 907,375 shares of our Convertible Preferred Stock.

©2025 QXO, Inc.

Executive Compensation

Executive Compensation Overview

This Executive Compensation section describes QXO's executive compensation program for fiscal year 2024, covering both the pre- and post-closing management teams.

As a result of the Equity Investment described in the section above titled "Information Regarding the Equity Investment," QXO underwent a significant change in management. Accordingly, the Summary Compensation Table ("SCT") reflects compensation for (i) the post-closing executive officers and (ii) the CEO of the predecessor company for the portion of the year prior to the closing of the Equity Investment.

Executive Compensation Decisions for the New Leadership Team

Our executive compensation program is designed to attract, retain, and motivate exceptional leadership talent while aligning compensation with long-term stockholder value creation. It is built on a pay-for-performance philosophy that emphasizes equity-based incentives tied to sustainable value creation and stockholder alignment. Specifically, our program is intended to:

■ Provide competitive compensation to minimize disruption and retain key talent;

■ Motivate executives to deliver on short- and long-term strategic goals; and

■ Align executive rewards with long-term increases in stockholder value.

The 2024 compensation for the post-closing executive team included market-based salaries and an annual cash-based short-term incentive ("STI"), but was heavily weighted toward equity-based long-term incentive ("LTI") awards. These equity awards were granted following the closing of the Equity Investment and are reflected in the "Stock Awards" column of the SCT. Our long-term incentive plan includes restricted stock unit awards that may be subject to time-based vesting ("RSUs"), performance-based vesting ("PSUs"), or both. These award structures directly link executive compensation to QXO's long-term success.

Delivering Transformational Performance in 2024

The compensation philosophy and structure described above were instrumental in recruiting and motivating a new executive leadership team that delivered exceptional results in 2024.

Notably, under Mr. Jacobs' leadership, QXO delivered an increase of approximately 400% in stockholder value between the announcement of the Equity Investment in December 2023 and the formal grant of equity awards at the end of July 2024—a key context for understanding the higher SCT-reported valuations, as compared to the originally agreed-upon and intended economic value of the executives' equity-based awards.

The path to delivering such substantial stockholder value included successfully executing a host of initiatives, such as:

■ **Delivering a $1 billion equity investment** into SilverSun Technologies Inc., transforming the company's capital position and strategic outlook;

■ **Executing two private placements totaling $4.1 billion** to further strengthen the company's financial foundation;

■ **Increasing the company's stock price by approximately 400%** following the announcement of the Equity Investment, as noted above, creating substantial value for stockholders;

■ **Paying a $17.4 million dividend** to common stockholders, returning capital while accelerating growth;

■ **Hiring an experienced, high-performing leadership team** to execute the company's vision; and

■ Leading the strategic initiative that culminated in the **signing of a transformational agreement with Beacon Roofing Supply in the first quarter of 2025**, which is an $11 billion transaction expected to unlock significant long-term growth opportunities and access to capital.

Equity Grant Structure and Grant Date Valuations

The number of shares underlying the executives' equity awards and related terms were established in connection with the executives' employment agreements or offer letters, which were contingent on the closing of the Equity Investment.

For Messrs. Jacobs and Smith, the number of shares underlying their equity awards was calculated using the original Equity Investment price of $4.566 per share, which reflected the company's valuation at the time of the transaction. This valuation served as the basis for negotiating their equity packages prior to any movement in QXO's market price. In the period immediately following public disclosure of the investment, QXO's stock price appreciated significantly—driven by (i) strong investor enthusiasm

©2025 QXO, Inc.

surrounding the company's business plan and long-term growth trajectory and (ii) confidence in the newly appointed executive leadership team, including Mr. Jacobs, whose track record includes the creation of eight multi-billion-dollar enterprises. The sharp increase in market value occurred after the original equity terms were agreed to, and reflects the market's expectations for future value creation under the new executive team's direction.

For Messrs. Essaid and Signorello, whose offers were agreed to later, the number of shares underlying their equity awards was based on a price of $15 per share, reflecting prevailing market conditions at that time.

In accordance with the employment agreements for Messrs. Jacobs and Essaid, the equity awards were intended to cover a five-year equity package, rather than recurring annual grants. This structure reinforces QXO's long-term orientation and links executive compensation to sustained company performance.

Due to the need to close the Equity Investment and subsequently register the shares under Form S-8, the equity awards were not formally granted until July 30, 2024. As described above, between the negotiation of the compensation packages and the final grant date, QXO's share price rose materially—a reflection of the company's strategic positioning in an $800 billion addressable market and solid execution progress.

As a result, the grant date fair value reported in the SCT was materially higher than the originally agreed-upon values. For example, Mr. Jacobs' reported award value was nearly four times the initially contemplated value, and Mr. Smith's was more than two-and-a-half times higher, despite no change to the number of shares granted or, for Mr. Jacobs, the type of performance measure.

This increase in reported value is directly attributable to the substantial rise in QXO's stock price between the time their respective compensation packages were agreed to in December 2023 and the formal equity grant date in July 2024. In addition to the increase driven by stock price appreciation over that time period, the reported equity values in the SCT below appear higher than originally intended because they reflect potential achievement significantly above target assuming actual performance at the high end of the scale.

Long-Term Focus and Stockholder Alignment

Importantly, the executive officers did not receive any immediate financial benefit from these equity awards. The shares are subject to a five-year vesting schedule, and for Messrs. Jacobs, Essaid, and Signorello, a significant portion of the awards include rigorous performance-based vesting hurdles.

These performance conditions are intentionally challenging, ensuring that any payout from PSUs is earned only through exceptional, long-term value creation for stockholders. At QXO, no payout is made unless total stockholder return ("TSR") exceeds the 55th percentile of the S&P 500 market index—a notably higher threshold than most peers, who typically provide partial payouts below target. Additionally, maximum payout of 225% of target is reserved for top-tier performance at or above the 90th percentile, compared to the more common 75th percentile maximum benchmark seen in the market.

As a result, the future realizable value from these awards is fully contingent on exceptional business execution that delivers durable value to stockholders, as further outlined in the "Overview of 2024 Executive Employment Arrangements" section below.

©2025 QXO, Inc.

2024 Summary Compensation Table

The following summary compensation table sets forth compensation for the "named executive officers" ("NEOs") during the fiscal years ended December 31, 2024 and 2023, as applicable.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[4] ($)	Total ($)
Brad Jacobs, Chairman and Chief Executive Officer	2024	418,269	750,000	188,199,466	—	—	—	—	189,367,735
Mark Meller, Former Chief Executive Officer	2024	1,216,747	—	—	—	—	—	2,820,181	4,036,928
	2023	1,120,092	—	—	—	—	—	43,614	1,163,706
Ihsan Essaid, Chief Financial Officer	2024	415,384	4,125,000	32,783,350	—	—	—	2,077	37,325,811
Chris Signorello, Chief Legal Officer	2024	287,212	515,000	5,239,988	—	—	—	—	6,042,200
Sean Smith, Chief Accounting Officer and Former Interim CFO	2024	264,904	475,000	11,984,233	—	—	—	1,096	12,725,233

(1) For individuals employed for only a portion of the year, amounts reflect salary actually earned during the year.

(2) Represents bonuses for 2024 and, for Mr. Essaid, includes a signing bonus, as described under "Overview of 2024 Executive Employment Arrangements" below. For 2024, bonus payments were limited to target because we were still in the stage of seeking business opportunities and so did not yet have business performance metrics. As set forth in the employment agreements and offer letters, bonuses were not pro-rated for 2024.

(3) Reflects the grant date value of RSUs and PSUs granted during the year, as determined for accounting purposes based on the assumptions set forth in Notes 2 and 10 to the financial statements in the Form 10-K for the fiscal year ending December 31, 2024. The PSUs are subject to market conditions, which are described under "Overview of 2024 Executive Employment Arrangements" below.

The following table shows further information regarding the determination of the awards in the compensation offers compared to the final accounting grant date value.

Named Executive Officer	Annualized Value[a]		
	Annualized Value of Communicated Offer[b]	Accounting Fair Value of Awards on Annualized Basis[c][d]	Multiple of Accounting Fair Value vs. Communicated Value[e]
Brad Jacobs	$10,000,000	$37,639,893	3.76
Ihsan Essaid	$ 5,250,000	$ 6,015,230	1.15
Chris Signorello	$ 990,000	$ 1,047,998	1.06
Sean Smith	$ 950,000	$ 2,396,847	2.52

a) Represents the combined five-year value of each executive's RSU and PSU awards (as applicable), averaged over five years to align with the full vesting and performance period of the awards. For Mr. Essaid, these annualized values exclude the portion of his RSUs intended to recognize long-term incentives forfeited from a prior employer.

b) Annualized value of communicated offers represent the total value of five years of annual equity awards for each executive, determined based on prevailing market compensation for their respective roles, divided by five. The communicated values were set when determining each executive's compensation package for their employment agreement or offer letter.

c) For Mr. Jacobs and Mr. Smith, the number of shares underlying each RSU and, for Mr. Jacobs, each PSU award (at target) was determined by dividing the communicated total award value by the original price of the Equity Investment of $4.566. The awards were formally granted on July 30, 2024, with the accounting fair value determined as of the grant date.

d) For Mr. Essaid and Mr. Signorello, the number of shares underlying each RSU and PSU award (at target) was calculated by dividing the communicated total award value by an estimated share price of $15, reflecting their later hire dates. The awards were formally granted on July 30, 2024, with the accounting fair value determined as of the grant date.

e) Calculated by dividing the annualized fair value of the award by the annualized value of the communicated offer.

(4) For 2024, the amounts in this column include the following:

- For Mr. Meller, includes a company matching contribution under the 401(k) Plan of $10,220, health benefits of $15,439, a car allowance (including insurance) of $20,027, as well as a cash fringe benefit of $7,200. Also includes the employment agreement termination payment of $2,767,295 described under "Overview of 2024 Executive Employment Arrangements" below.

- For Mr. Essaid and Mr. Smith, reflects a company matching contribution under the 401(k) Plan.

We have adopted a corporate aircraft policy as described below. To the extent named executive officers have spouses or guests on the corporate aircraft for business travel, if there is no incremental cost to the company, no amounts are included in this table.

©2025 QXO, Inc.

Overview of 2024 Executive Employment Arrangements

Background on Compensation Reported in the Summary Compensation Table. The Investment Agreement provided that the company would enter into an employment agreement with Mr. Jacobs to serve as Chief Executive Officer, effective upon the closing of the Equity Investment. The expected terms of the employment agreement – including the specific number of shares to be granted under equity awards following the closing, their vesting schedule, and applicable performance metric – were described in the proxy statements filed by SilverSun Technologies, Inc. (as the predecessor to QXO) in each of February and April 2024, in connection with shareholder meetings approving the transactions contemplated by the Investment Agreement. The employment agreement was executed in June 2024 prior to the closing of the Equity Investment.

As further described below, the equity awards granted to Mr. Jacobs under the employment agreement were heavily weighted towards performance awards, with 65% of the number of shares underlying the awards at target being PSUs, which may be earned at a range of 0% to 225% of target, and the remainder being time-based RSUs. The number of shares underlying the equity awards to Mr. Jacobs reflected a target grant value of $50 million divided by the price of $4.566, the price at which, originally in December 2023, the Investors (including Mr. Jacobs through JPE) had agreed to invest in the company. This differs from the amount shown in the SCT, which – pursuant to SEC disclosure rules – reflects the accounting value of the equity awards as of the formal grant date, July 30, 2024, when the closing stock price was $12.05. That value was determined based on factors including the then-current value of QXO stock (adjusted for transfer restrictions) and, in the case of PSUs, a Monte Carlo simulation model. Mr. Jacobs' Employment Agreement does not provide for additional equity awards during the term of the agreement, based on business planning and compensation practices as of the date of the agreement.

The terms of Mr. Jacobs' equity awards took into account various considerations, including:

- *Vesting Conditions*. The awards are subject to vesting over a total of approximately five years, with greater weighting toward longer vesting periods for the RSUs, as described below.

- *Type of PSU Performance Goal*. The performance metric for the PSUs is TSR, measured relative to the S&P 500 Index. This approach aligns Mr. Jacobs' compensation with the goal of delivering returns that exceed a broad market benchmark, while also linking the ultimate value of the awards to the company's long-term stock performance. At the time the metric was established, a relative TSR was considered more appropriate than an operational target because QXO had not yet acquired a building products distribution business. While the company had announced its intention to pursue a strategy of building a tech-forward leader in that industry, the specific business had not been identified, and the early focus remained on securing additional investment to support that strategy.

- *Performance Measurement Periods*. The PSUs have a combination of annual performance periods and a cumulative long-term performance period to encourage both long-term strategies and continued successful annual performance. The annual tranches represent a total of 50% of the award, with the first tranche being measured on December 31, 2025 (using the methodology specified in the award agreement) against JPE's original investment price of approximately $4.57. Subsequent annual tranches will measure the stock performance from the beginning to the end of the applicable year. The long-term cumulative tranche represents the remaining 50% of the award and will be measured on December 31, 2028 against JPE's original investment price of approximately $4.57, which directly ties to sustained long-term stock price performance as compared to Mr. Jacobs' original financial investment in the company.

Similar terms were approved for equity awards granted to other new executive officers in 2024 to ensure alignment among the management team.

Employment Agreement with Brad Jacobs, Chief Executive Officer

On June 5, 2024, the company entered into an employment agreement (the ''Jacobs Employment Agreement'') with Mr. Jacobs for a five-year term as Chief Executive Officer, effective as of the closing of the Equity Investment. He was also appointed Chairman of the Board. The Jacobs Employment Agreement provided for an initial annual base salary of $750,000 and an initial target annual bonus of 100% of base salary. Mr. Jacobs' annual base salary and target annual bonus will increase (but not decrease) each calendar year of the term depending on the company's annualized revenue run rate as of the preceding December 31, as follows:

Annualized Revenue Run Rate Band	Base Salary ($)	Target Bonus (% of Salary)	Target Bonus Amount ($)
$ 1 Billion to $5 Billion	950,000	135%	1,282,500
$ 5 Billion to $10 Billion	1,150,000	150%	1,725,000
$ 10 Billion to $20 Billion	1,250,000	165%	2,062,500
$ 20 Billion to $30 Billion	1,500,000	200%	3,000,000
Greater than $30 Billion	1,700,000	200%	3,400,000

Grant of Equity Awards. As required by the Jacobs Employment Agreement, on July 30, 2024, the company granted to Mr. Jacobs an award of RSUs for 3,832,676 shares and an award of PSUs for 7,117,828 shares at target, both granted under the QXO 2024

©2025 QXO, Inc.

Omnibus Incentive Compensation Plan (the "Omnibus Plan"). Except in the event of a change in control of the company or his death, all shares delivered in settlement of these RSUs and PSUs (net of shares to cover taxes) are subject to a transfer restriction that prohibits Mr. Jacobs from disposing of such shares until December 31, 2029 without committee approval.

■ *RSU Vesting*. The RSUs will vest in five annual installments. The initial vesting on December 31, 2025 will cover 15% of the award. The next two installments, on December 31, 2026 and December 31, 2027, will each cover 17.5%. The final two installments, on December 31, 2028 and December 31, 2029, will each cover 25% of the total RSUs.

■ *PSU Vesting*. The PSUs will be earned based on performance goals relating to the company's TSR compared to the TSR ranking of each company that is in the S&P 500 Index. The performance goals for 50% of the PSUs will be measured over a cumulative performance period that ends on December 31, 2028 ("Cliff Tranche PSUs"). The performance goals for the remainder of the PSUs will be measured based on four designated performance periods that occur within the cumulative period ("Annual Tranche PSUs"). The initial Annual Tranche PSUs will be eligible for vesting upon determination of performance following December 31, 2025. The PSUs for each tranche may be earned at a level ranging from zero to 225% of the target level, depending upon the degree of achievement as shown in the following payout matrix:

Percentile Position	Percentage of Target Earned*
Below 55th	0%
55th	100%
65th	150%
75th	175%
80th	200%
90th	225%

* Linear interpolation would be applicable between specified levels above 55th percentile. No PSUs would be earned for performance below the 55th percentile.

Involuntary Termination. If the company terminates Mr. Jacobs' employment without cause, he will be entitled to the following, subject to his execution and non-revocation of a release of claims:

■ A cash payment equal to 12 months of his annual base salary;

■ A prorated target bonus for the year of termination (in addition to any bonus earned for the prior year that remains unpaid); and

■ Healthcare benefit coverage for 12 months, or a cash payment in lieu of such coverage.

In addition, if Mr. Jacobs resigns for specified good reason events (as defined in the Jacobs Employment Agreement), he will be entitled to the same healthcare benefit coverage or cash payment in lieu.

Under his equity award agreements, if his service ends due to an involuntary termination without cause, resignation for good reason, or disability, he will receive: (i) partial vesting of the RSUs, specifically the next two scheduled tranches; (ii) partial vesting of the Annual Tranche PSUs, including (a) any earned but unvested awards, and (b) the then-current and next tranches, each vesting at the greater of target or actual performance, based on the most recent applicable performance period; and (iii) partial vesting of the Cliff Tranche PSUs, determined at the greater of target or actual performance, by shortening the performance period and prorating vesting as if an additional two years of service had been completed.

In the event of Mr. Jacobs' death, all outstanding RSUs and PSUs will vest in full, with PSUs vesting based on the performance levels specified in the award agreement.

Change in Control Termination. In the event that upon or within the two-year period following a change in control of the company, Mr. Jacobs' employment is terminated by the company without cause or he resigns for good reason (as defined in the Jacobs Employment Agreement), he will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to 2.99 times the sum of his annual base salary and target bonus; (b) a prorated target bonus for the year of termination of employment; and (c) healthcare benefit coverage for a period of 24 months from the date of termination (or a cash payment in lieu of such coverage). In addition, if Mr. Jacobs experiences a qualifying termination or becomes disabled during a change in control period, his equity award agreements provide for full vesting of both RSUs and PSUs, with the PSUs generally vesting based on target or actual performance through the change in control, as outlined in the applicable award agreement. In the event that any benefits due or amounts payable to Mr. Jacobs in connection with a change in control of the company constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, provided that such reduction will be applied solely if it would result in Mr. Jacobs retaining a greater portion of the payments on a net after-tax basis.

Restrictive Covenants. Mr. Jacobs is generally subject to the following restrictive covenants: employee and customer non-solicitation covenants during his employment and for a period of two years thereafter; confidentiality and mutual non-disparagement covenants during his employment and thereafter; and non-competition covenants during his employment and for a period of 12 months thereafter (during which period the company will make monthly non-compete payments to Mr. Jacobs

©2025 QXO, Inc.

equal to one-twelfth of his annual base salary), and the company will have the right (other than following a change in control of the company) to extend the non-compete period for up to three additional one-year periods, so long as the company pays Mr. Jacobs an amount equal to one-twelfth of his base salary for each month during each applicable one-year extension period.

Employment Agreement with Ihsan Essaid, Chief Financial Officer

In connection with Mr. Essaid's commencement of employment on July 15, 2024, the company and Mr. Essaid entered into an employment agreement (the ''Essaid Employment Agreement''). The Essaid Employment Agreement provided for an annual base salary at an initial annual rate of $900,000 and an initial target annual bonus of 125% of base salary, with Mr. Essaid's target annual bonus for 2024 to be paid in full. Mr. Essaid's annual base salary and target annual bonus will increase (but not decrease) each calendar year depending on the company's annualized revenue run rate as of the preceding December 31 as follows:

Annualized Revenue Run Rate Band	Base Salary ($)	Target Bonus (% of Salary)	Target Bonus Amount ($)
$ 5 Billion to $10 Billion	1,100,000	140%	$1,540,000
$ 10 Billion to $20 Billion	1,185,000	155%	$1,836,750
$ 20 Billion to $30 Billion	1,425,000	190%	$2,707,500
Greater than $30 Billion	1,615,000	190%	$3,068,500

Mr. Essaid also received a signing bonus of $3 million in recognition of a portion of incentives that he forfeited from his prior employer, subject to repayment of the net after-tax amount if he terminates his employment other than for good reason, death or disability, or if the company terminates his employment with cause within two years following his start date.

Grant of Initial Equity Awards. Pursuant to the terms of the Essaid Employment Agreement, on July 30, 2024, the company granted to Mr. Essaid an award of 847,500 RSUs (which included 235,000 RSUs intended to recognize long-term incentives forfeited from Mr. Essaid's prior employer) and 1,137,500 PSUs at target. Except in the event of a change of control of the company or his death, all shares delivered in settlement of these RSUs and PSUs (net of shares to cover taxes) are subject to a transfer restriction that prohibits Mr. Essaid from disposing of such shares until December 31, 2029 without committee approval. Mr. Essaid's Employment Agreement does not provide for additional equity awards to Mr. Essaid during the vesting terms of the initial grants, based on business planning and compensation practices as of the date of the agreement. The RSUs and PSUs granted to Mr. Essaid have similar vesting schedules and performance conditions as described above for Mr. Jacobs.

Involuntary Termination. Generally, if the company terminates Mr. Essaid's employment without cause or he resigns for good reason (as defined in the Essaid Employment Agreement), he will be entitled to receive, subject to his execution and non-revocation of a release of claims: (a) a cash payment equal to 12 months of annual base salary; (b) a prorated target bonus for the year of termination (in addition to any bonus earned for the prior year that remains unpaid); and (c) healthcare benefits coverage for a period of six months (or a cash payment in lieu thereof). If such termination occurs on or before December 31, 2026, Mr. Essaid may also be entitled to a cash payment in the amount by which $3 million exceeds the value of his vested equity awards as of his termination date. Under his equity award agreements, if Mr. Essaid's employment is terminated due to an involuntary termination without cause, a resignation for good reason, or a disability, he will be entitled to prorated vesting of the next tranche of unvested RSUs, as well as prorated vesting, generally at target, of both the Annual Tranche PSUs for the performance period in which the termination occurs and the Cliff Tranche PSUs. In the event of death, all of the RSUs and PSUs (at the performance level determined as set forth in the award agreement) will become vested.

Change in Control Termination. In the event that upon or within the two-year period following a change of control of the company, Mr. Essaid's employment is terminated by the company without cause or he resigns for good reason, he will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to two times the sum of his annual base salary and target bonus; (b) a prorated target bonus for the year of termination of employment; and (c) healthcare benefits coverage for a period of 12 months from the date of termination (or a cash payment in lieu of such coverage). Additionally, if such a termination (or a termination due to disability) occurs during a change in control period, Mr. Essaid will be entitled, under his equity award agreements, to full vesting of both RSUs and PSUs, with the PSUs generally vesting based on target or actual performance through the change in control, as specified in the applicable award agreement. .In the event that any benefits due or amounts payable to Mr. Essaid in connection with a change of control of the company constitute ''parachute payments'' within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, provided that such reduction will be applied solely if it would result in Mr. Essaid retaining a greater portion of the payments on a net after-tax basis.

Restrictive Covenants. Mr. Essaid is generally subject to the following restrictive covenants: employee and customer non-solicitation covenants during his employment and for a period of two years thereafter; confidentiality and non-disparagement covenants during his employment and thereafter; and non-competition covenants during his employment and for a period of 12 months thereafter (during which period the company will make monthly non-compete payments to Mr. Essaid equal to

©2025 QXO, Inc.

one-twelfth of his target total annual cash compensation), and the company will have the right (other than following a change of control of the company) to extend the non-compete period for one additional one-year period so long as the company pays Mr. Essaid an amount equal to one-twelfth of his target total annual cash compensation for each month during the applicable one-year extension period.

Arrangements with Other Executive Officers

We entered into offer letters with each of Mr. Signorello and Mr. Smith in 2024. Their offer letters provided for initial compensation as reflected in the SCT. They also received the initial equity grants reflected in the Outstanding Equity Awards table below, with Mr. Signorello receiving a combination of RSUs and PSUs (with similar vesting and performance conditions as described above for Mr. Essaid) and Mr. Smith receiving RSUs. The equity award agreements have terms for vesting upon specified termination events, including in connection with a change of control, similar to those described above for Mr. Essaid. The offer letters also provided for each to be a participant in the Severance Plan described below and to be a party to the confidential information protection agreement ("CIPA") described below.

Agreements with Mark Meller, Former Chief Executive Officer

Concurrently with the execution of the Investment Agreement, the company and Mark Meller entered into a letter agreement pursuant to which Mr. Meller's prior employment agreement was terminated and liquidated as of immediately prior to the closing of the Equity Investment, resulting in a lump sum payment of $2,767,295.

The company and Mr. Meller also entered into an offer letter ("Meller Offer Letter"), for Mr. Meller to serve as President, SilverSun Technologies for a term commencing on the closing of the Equity Investment through September 14, 2028. The Meller Offer Letter provided for an initial annual base salary of $1,120,000. Subject to his continued employment, his annual base salary would increase by 10% on each of (i) September 14, 2024, (ii) September 14, 2025 and (iii) every subsequent anniversary of September 14, 2025 for the remainder of the term. If Mr. Meller's employment is terminated without cause, then Mr. Meller will receive a lump sum cash payment, subject to the execution and non-revocation of a release of claims by Mr. Meller, equal to three times his average annual base salary over the prior five-year period, minus $100. The Meller Offer Letter also provides that Mr. Meller will be subject to restrictive covenants consisting of perpetual confidentiality and non-disparagement, as well as non-competition and non-solicitation of employees and customers during employment and for the two years thereafter.

Severance Plan and CIPA

On June 10, 2024, the company adopted the QXO, Inc. Severance Plan ("Severance Plan") for eligible participants. Each of Mr. Signorello and Mr. Smith is a participant. The Severance Plan provides financial assistance to participants upon certain terminations of employment. In the event that either prior to a change in control of the company or more than two years after a change in control of the company occurs, the company terminates a participant's employment without cause, the participant will be entitled to receive, subject to execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to 12 months of the participant's annual base salary; (b) a prorated target bonus for the year of termination of employment (in addition to any bonus earned for the prior year that remains unpaid); and (c) healthcare benefit coverage for a period of 6 months from the date of termination (or a cash payment in lieu of such coverage).

In the event that upon or within the two-year period following a change in control of the company, the participant's employment is terminated by the company without cause or the participant resigns for good reason, the participant will be entitled under the Severance Plan to receive, subject to the participant's execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to two (2) times the sum of the participant's annual base salary and target bonus; (b) a prorated target bonus for the year of termination of employment; and (c) healthcare benefit coverage for a period of 12 months from the date of termination (or a cash payment in lieu of such coverage).

Certain amounts to be paid under the Severance Plan may be offset and reduced by other severance benefits, restrictive covenant payments (to the extent of the first year of payments under a CIPA), pay in lieu of notice or similar benefits, and also may be reduced by other compensation earned during the first year after termination of employment. In the event that any benefits due or amounts payable to a participant under the Severance Plan in connection with a change in control of the company constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, provided that such reduction will be applied solely if it would result in the participant retaining a greater portion of the payments on a net after-tax basis.

In addition, the CIPA contains employee and customer non-solicitation covenants during employment and for a period of four years thereafter; confidentiality and non-disparagement covenants during employment and thereafter; and non-competition covenants during employment and for a period of 12 months thereafter (during which period the Company will make monthly non-compete payments to the individual equal to one-twelfth of annual base salary), and the Company will have the right to extend the non-compete period for up to two additional one-year periods subject to additional monthly payments specified in the agreement. Generally other cash severance benefits under any other policy, plan or agreement will be reduced (but not below zero) by the amount of specified non-compete payments.

©2025 QXO, Inc.

Other Executive Compensation Policies or Practices

Clawback Policy. The company has adopted a clawback policy that states that, in the event that the company is required to prepare an accounting restatement, it will recover incentive-based compensation received by any current or former executive officer that was based upon the attainment of a financial reporting measure that was erroneously awarded during the three-year period preceding the date that the restatement was required.

Aircraft Policy. We have adopted a chartered aircraft use policy which provides for business use of chartered aircraft by the CEO and, with the prior approval of the CEO, other senior executives. The policy also permits the use of the chartered aircraft for the CEO's spouse or guests on scheduled flights subject to certain limitations including that the annual value (reportable as imputed income or subject to disclosure in the proxy statement) must be less than $250,000.

Equity Grant Timing Policies. We have not established an equity grant timing policy. We do not currently grant stock options or stock appreciation rights. During 2024, our initial equity grants were made on July 30, 2024, the day following our registration of securities.

Stock Holding Requirements. Our executive officers are subject to holding period requirements under the terms of their equity award agreements. As described above, the grants made to each of Messrs. Jacobs, Essaid, Signorello and Smith provide that the after-tax shares received on vesting of the RSUs and PSUs are subject to transfer restrictions (other than upon a change in control or death) until December 31, 2029.

Outstanding Equity Awards at December 31, 2024

The following Outstanding Equity Awards table sets forth the outstanding equity awards of the company held by each NEO as of December 31, 2024.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Brad Jacobs	—	—	—	—	—	3,832,676	60,939,548	7,117,828	113,173,465
Mark Meller	—	—	—	—	—	—	—	—	—
Ihsan Essaid	—	—	—	—	—	847,500	13,475,250	1,137,500	18,086,250
Chris Signorello	—	—	—	—	—	165,000	2,623,500	165,000	2,623,500
Sean Smith	—	—	—	—	—	1,040,298	16,540,738	—	—

(1)   The RSUs will vest in five tranches in annual installments from December 31, 2025 through 2029, with the first tranche covering 15% of the RSUs, each of the next two tranches covering 17.5% of the RSUs, and each of the final two tranches covering 25% of the awards.

(2)   Reflects the value of the shares based on the company's closing stock price of $15.90 on December 31, 2024.

(3)   Reflects the PSUs granted in 2024 at the target level. The vesting dates and performance conditions are described in detail under ''Overview of 2024 Executive Employment Arrangements'' above.

2024 Director Compensation Table

The following Director Compensation Table sets forth the compensation of our directors for the fiscal year ending on December 31, 2024. Also see the description of our director compensation policy effective after the Equity Investment under ''Board of Directors and Corporate Governance'' above.

©2025 QXO, Inc.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jason Aiken	39,959	175,002	—	—	—	—	214,961
Marlene Colucci	38,361	175,002	—	—	—	—	213,363
Kenneth Edwards[3]	10,000	—	—	—	—	—	10,000
Mario Harik	31,967	175,002	—	—	—	—	206,969
Mary Kissel	31,967	175,002	—	—	—	—	206,969
Jared Kushner	19,399	175,002	—	—	—	—	194,401
Allison Landry	47,951	175,002	—	—	—	—	222,953
John Schachtel[3]	9,000	—	—	—	—	—	9,000
Stanley Wunderlich[3]	6,000	—	—	—	—	—	6,000

(1) Excludes Mr. Jacobs, our CEO, who did not receive separate compensation for his service on the Board during 2024, and Mr. Meller, our former CEO, who also did not receive separate compensation while he served on the Board during 2024.

(2) Reflects the grant date value of 14,523 RSUs granted on July 30, 2024. The total number of unvested RSUs outstanding as of December 31, 2024, for each of the listed directors (other than the former directors) was 14,523.

(3) Indicates former directors, who departed upon or prior to the closing of the Equity Investment. The cash compensation reported for the former directors in this table reflects pre-existing agreements that provided for cash stipends, as shown. These agreements were terminated in connection with the closing of the Equity Investment.

©2025 QXO, Inc.

Pay Versus Performance

The information below is provided in accordance with the SEC pay versus performance disclosure rules set forth in Item 402(v) of Regulation S-K under the Exchange Act.

2024 Pay Versus Performance Table

Fiscal Year	Summary Compensation Table Total ($)[1] PEO (Jacobs)	PEO (Meller)	Compensation Actually Paid ($)[2] To PEO (Jacobs)	To PEO (Meller)	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return ($)[3]	Net Income ($M)[4]
2024	189,367,735	4,036,928	251,228,687	4,036,928	14,102,512	18,165,309	56.12	27.97
2023	n/a	1,163,706	n/a	1,163,706	297,965	303,565	402.40	(1.07)
2022	n/a	1,070,101	n/a	1,070,101	277,089	290,571	66.22	(0.28)

(1) Brad Jacobs was the principal executive officer ("PEO") starting on June 6, 2024, following the closing of the Equity Investment. Mark Meller was PEO for 2022 and 2023 and, for 2024, until Mr. Jacobs' appointment. Joseph Macaluso was the only non-PEO Named Executive Officer ("non-PEO NEO") for 2022 and 2023. Mr. Essaid, Mr. Signorello and Mr. Smith were the non-PEO NEOs for 2024.

(2) The dollar amounts reported as "compensation actually paid" are computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to any PEO or NEO during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the total compensation for 2024 reported in the SCT above to determine the "compensation actually paid":

Year	Position	Reported Summary Compensation Table Total ($)	[Less] Reported Value of Equity Awards ($)[a]	[Plus/Minus] Equity Award Adjustments ($)[b]	[Less] Reported Change in the Actuarial Present Value of Pension Benefits ($)[c]	[Plus/Minus] Pension Benefit Adjustments ($)[d]	[Equals] Compensation Actually Paid ($)
2024	PEO (Jacobs)	189,367,735	(188,199,466)	250,060,418	—	—	251,228,687
2024	PEO (Meller)	4,036,928	—	—	—	—	4,036,928
2024	Non-PEO NEOs	14,102,512	(12,501,893)	16,564,689	—	—	18,165,309

(a) The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns (as applicable) in the SCT for the applicable year, generally representing the grant date fair value of equity awards granted in the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the change in fair value during the current year of any equity awards granted in a prior year that are outstanding and unvested as of the end of the year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation methodologies and assumptions used to estimate the fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are set forth in the following table:

Year	Position	[Plus] Fair Value at Year-End of Outstanding and Unvested Option Awards Granted in Year ($)	[Plus] Change in Fair Value of Outstanding and Unvested Option Awards Granted in Prior Years ($)	[Plus] Fair Value at Vesting of Option Awards Granted in Year that Vested During Year ($)	[Plus] Change in Fair Value as of Vesting Date of Option Awards Granted in Prior Years for Which Vesting Conditions Were Satisfied During Year ($)	[Less] Fair Value as of Prior Year-End of Option Awards Granted in Prior Years that Failed to Meet Vesting Conditions During Year ($)	[Plus] Value of Dividends other Earnings or Paid on Option Awards Not Otherwise Reflected in Value of Total Compensation ($)	Total Equity Award Adjustments ($)
2024	PEO (Jacobs)	250,060,418	—	—	—	—	—	250,060,418
2024	PEO (Meller)	—	—	—	—	—	—	—
2024	Non-PEO NEOs	16,564,689	—	—	—	—	—	16,564,689

(c) There were no changes in the actuarial present value of pension benefits for the years in the table

(d) There were no pension benefits adjustments for the years in the table.

(3) Cumulative TSR is calculated based on the value of an initial fixed investment of $100 in our common stock as of December 31, 2021.

(4) The dollar amounts reported represent the amount of net income (or loss) reflected in the audited financial statements for the applicable year.

©2025 QXO, Inc.

Relationship Between Compensation Actually Paid and Performance Measures

The following charts show the relationship between as ''compensation actually paid'' (computed in accordance with Item 402(v) of Regulation S-K) and the measures set forth in the table above.



Equity Compensation Plan Information

The following table provides information as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	21,889,996[1]	N/A[1]	8,110,004[2]
Equity compensation plans not approved by security holders	—	—	—
Total	21,889,996	N/A	8,110,004

(1) Reflects outstanding RSUs and PSUs at target under the Omnibus Plan. The RSUs and PSUs set forth under column (a) have no exercise price.

(2) The Omnibus Plan provides that the number of shares available thereunder automatically increases on January 1 of each calendar year commencing on January 1, 2025 and ending on January 1, 2034, in an amount equal to three percent (3%) of the sum of: (i) the number of shares of common stock outstanding as of December 31 of the preceding calendar year, and (ii) the number of shares of common stock into which the Convertible Preferred Stock outstanding on December 31 of the preceding calendar year are convertible. The Board or its committee may in its sole discretion act prior to the first day of any calendar year to provide that there shall be no increase in the number of shares for such calendar year or that the increase in the number of shares for such calendar year shall be a lesser number of shares than would otherwise occur pursuant to the preceding sentence. Such an automatic increase occurred on January 1, 2025, in the amount of approximately 18.9 million shares, and so is not reflected in the table.

©2025 QXO, Inc.

Audit-Related Matters

Audit Committee Report

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee currently consists of Jason Aiken (chair), Mary Kissel and Allison Landry, who have been members since June 6, 2024.

The Board has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under SEC rules, the NYSE Rules, our Audit Committee charter, and the independence standards set forth in QXO, Inc.'s Corporate Governance Guidelines. The Board has also determined that Mr. Aiken qualifies as an ''audit committee financial expert'' as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and QXO's independent registered public accounting firm. The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at investors.qxo.com.

In accordance with our charter, the Audit Committee assists the Board in fulfilling its responsibilities in several areas. These responsibilities include, among others, oversight of: (i) QXO's accounting and financial reporting processes, including its systems of internal controls over financial reporting and disclosure controls, (ii) the integrity of QXO's financial statements, (iii) QXO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of QXO's outside auditors, (v) the performance of QXO's outside auditors and internal audit function and (vi) related party transactions. Management is responsible for QXO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of QXO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for these services, and discussing with the outside auditors any relationships or services that may impact their objectivity and independence.

In fulfilling the oversight role, the Audit Committee met and held discussions, both together and separately, with QXO's management and Marcum LLP (''Marcum''), QXO's independent registered public accounting firm for fiscal year 2024. Management advised the Audit Committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and such members reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and Marcum, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. The Audit Committee discussed with Marcum the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (''PCAOB'') and the SEC and reviewed a letter from Marcum disclosing such matters.

Marcum also provided the Audit Committee with the written disclosures and letters required by applicable requirements of the PCAOB regarding the outside auditors' communications with the Audit Committee concerning independence, and such members discussed with Marcum matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. Marcum has confirmed its independence, and such members determined that Marcum's provision of non-audit services to QXO is compatible with maintaining its independence.

Based on the review and discussion by the Audit Committee of QXO's audited consolidated financial statements with management and Marcum, and Marcum's report on such financial statements, and based on the discussions and written disclosures described above, and the members' business judgment, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in QXO's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

Audit Committee:

Jason Aiken, Chair
Mary Kissel
Allison Landry

©2025 QXO, Inc.

Policy Regarding Pre-Approval of Services Provided by the Outside Auditors

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the de minimis exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all services provided by our outside auditors during 2024 and 2023 and the fees paid for such services.

Services Provided by the Outside Auditors

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation, and termination of our outside auditors.

The following table shows the fees for audit and other services provided by Marcum for fiscal year 2024 and 2023.

Fee Category	2024	2023
Audit Fees	$306,345	$179,551
Audit-Related Fees	101,244	66,703
Tax Fees	30,525	76,958
All Other Fees	—	—
Total Fees	**$438,114**	**$323,212**

Audit Fees. This category includes fees for professional services rendered by Marcum for 2024 and 2023, for the audits of our financial statements included in our Annual Report on Form 10-K, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q.

Audit-Related Fees. This category includes fees for services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting.

Tax Fees. This category includes fees billed for professional services rendered in connection with general tax consulting services.

All Other Fees. This category represents fees for all other services or products provided and not covered by the categories above. There were no such fees for 2024 and 2023.

©2025 QXO, Inc.

Proposals to be Presented at the Annual Meeting

Proposal 1: Election of Directors

Our Board of Directors has nominated for election at the Annual Meeting, after consultation with JPE in view of its rights under the Certificate of Incorporation (as described under ''Board of Directors and Corporate Governance—Directors" above), each of the following persons to serve as directors until the 2026 Annual Meeting of Stockholders or until their successors are duly elected and qualified:

Brad Jacobs
Jason Aiken
Marlene Colucci
Mario Harik
Mary Kissel
Jared Kushner
Allison Landry

Each of our directors was initially appointed in connection with the closing of the Equity Investment other than Mr. Kushner, who was appointed on July 22, 2024. Information about the nominees is set forth above under the heading ''Board of Directors and Corporate Governance—Directors."

In the event that any of these nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies voting for his or her election will be voted for any nominee who is designated by the Board of Directors to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any of the nominees is unable or will decline to serve as a director if elected.

Required Vote

The election of each of the seven director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted ''for" a nominee must exceed the number of shares voted ''against" such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes ''against" his or her election than votes ''for" his or her election, our bylaws require that he or she must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE TO OUR BOARD OF DIRECTORS.

©2025 QXO, Inc.

Proposal 2: Ratification of the Appointment of Deloitte as our Independent Registered Public Accounting Firm for Fiscal Year 2025

We are asking our stockholders to ratify the appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2025. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of Deloitte to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of Deloitte, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of Deloitte, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of Deloitte are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

Change in Certifying Accountant

On March 25, 2025, the Audit Committee approved the appointment of Deloitte as the company's new independent registered public accounting firm for the fiscal year ending December 31, 2025, and related interim periods, and the dismissal of Marcum as the company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

During the company's fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through March 25, 2025, neither the company nor anyone on its behalf consulted with Deloitte with respect to either (i) the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered regarding the company's consolidated financial statements, and Deloitte neither provided a written report to the company nor provided oral advice to the company that Deloitte concluded was an important factor considered by the company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of any disagreement or reportable event, as set forth in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively.

The reports of Marcum on the company's consolidated financial statements, which were included in the company's Annual Report on Form 10-K for the fiscal years ended December 31, 2024 and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through March 25, 2025, there were no (1) disagreements (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Marcum's satisfaction, would have caused Marcum to make reference to the subject matter of such disagreement in connection with its report, or (2) reportable events (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

Required Vote

Ratification of the appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2025 requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' THE RATIFICATION OF THE APPOINTMENT OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2025.

©2025 QXO, Inc.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> ''**RESOLVED**, that the stockholders of QXO, Inc. (the ''company'') hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Executive Compensation section, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2025 Annual Meeting of Stockholders.''

We encourage stockholders to review the Executive Compensation section, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail we believe our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a ''say-on-pay'' resolution, is not binding on our Board of Directors. Although non-binding, our Board of Directors and the Compensation and Talent Committee will consider the voting results when making future decisions regarding our executive compensation program.

Required Vote

Approval of this ''say-on-pay'' resolution, requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' APPROVAL OF THE ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION SET FORTH ABOVE.

Other Matters

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the persons appointed as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, in accordance with their judgment.

©2025 QXO, Inc.

Additional Information

Availability of Annual Report and Proxy Statement

If you would like to receive a copy of our 2024 Annual Report or this Proxy Statement, please contact us at Investor Relations, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831 or by email at investors@qxo.com, and we will send a copy to you without charge.

A Note About Our Website

Although we include references to our website, www.qxo.com, and certain additional third-party websites, throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

Recent Developments

As previously announced, on March 20, 2025, QXO entered into an Agreement and Plan of Merger (the ''Merger Agreement''), with Beacon Roofing Supply, Inc. (''Beacon'') and Queen MergerCo, Inc., a wholly owned subsidiary of QXO (''Merger Sub''), pursuant to which QXO agreed to acquire Beacon. The Merger Agreement provides for the acquisition of Beacon in a two-step all cash transaction, consisting of a previously commenced tender offer by Merger Sub, followed by a subsequent back-end merger (the ''Acquisition''). The Acquisition is expected to close the week of April 28, 2025. The full text of the Merger Agreement is included in a Current Report on Form 8-K filed with the SEC on March 20, 2025.

Forward-Looking Statements

This Proxy Statement contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets and goals are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as ''may,'' ''will,'' ''should,'' ''expect,'' ''opportunity,'' ''intend,'' ''plan,'' ''anticipate,'' ''believe,'' ''estimate,'' ''predict,'' ''potential,'' ''target,'' ''goal,'' or ''continue,'' or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, among others:

- risks associated with potential significant volatility and fluctuations in the market price of our common stock;

- risks associated with raising additional equity or debt capital from public or private markets to pursue our business plan, including potentially one or more additional private placements of common stock, and the effects that raising such capital may have on us and our business, including the risk of substantial dilution or that our common stock may experience a substantial decline in trading price;

- the possibility that additional future financings may not be available to us on acceptable terms or at all;

- the possibility that an active, liquid trading market for our common stock may not be sustained;

- the possibility that our outstanding warrants and preferred stock may or may not be converted or exercised, and the economic impact on us and the holders of our common stock that may result from either such exercise or conversion, including dilution, or the continuance of the preferred stock remaining outstanding, and the impact its terms, including its dividend, may have on us and our common stock;

- uncertainties regarding our focus, strategic plans and other management actions;

- the risk that we are or become highly dependent on the continued leadership of Brad Jacobs as chairman and chief executive officer and the possibility that the loss of Mr. Jacobs in these roles could have a material adverse effect on our business, financial condition and results of operations;

- the possibility that the concentration of ownership by Mr. Jacobs may have the effect of delaying or preventing a change in control of us and might affect the market price of shares of our common stock;

- the risk that Mr. Jacobs' past performance may not be representative of future results;

©2025 QXO, Inc.

- the risk that we are unable to attract and retain world-class talent;

- the risk that the failure to consummate any acquisition expeditiously, or at all, could have a material adverse effect on our business prospects, financial condition, results of operations or the price of our common stock;

- risks that we may not be able to enter into agreements with acquisition targets on attractive terms, or at all, that agreed acquisitions may not be consummated, or, if consummated, that the anticipated benefits thereof may not be realized and that we encounter difficulties in integrating and operating such acquired companies, or that matters related to an acquired business (including operating results or liabilities or contingencies) may have a negative effect on us or our securities or ability to implement our business strategy, including that any such transaction may be dilutive or have other negative consequences to us and our value or the trading prices of its securities;

- risks associated with cybersecurity and technology, including attempts by third parties to defeat our security measures and those of our business partners, and the loss of confidential information and other business disruptions;

- the possibility that new investors in any future financing transactions could gain rights, preferences and privileges senior to those of our existing stockholders;

- the possibility that building products distribution industry demand may soften or shift substantially due to cyclicality or seasonality or dependence on general economic and political conditions, including inflation or deflation, interest rates, governmental subsidies or incentives, consumer confidence, labor and supply shortages, weather and commodity prices;

- the possibility that regional or global barriers to trade or a global trade war could increase the cost of products in the building products distribution industry, which could adversely impact the competitiveness of such products and the financial results of businesses in the industry;

- risks associated with periodic litigation, regulatory proceedings and enforcement actions, which may adversely affect our business and financial performance;

- uncertainties regarding general economic, business, competitive, legal, regulatory, tax and geopolitical conditions; and

- other factors, including those set forth in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q.

You should not rely on forward-looking statements as predictions of future events, and you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors. We have based the forward-looking statements contained in this Proxy Statement primarily on our current assumptions, expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Proxy Statement. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Forward-looking statements herein speak only as of the date each statement is made. The company undertakes no obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

©2025 QXO, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K
_____

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: **December 31, 2024**

or

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: **001-38063**

QXO, INC.
(Exact name of registrant as specified in its charter)

Delaware	**16-1633636**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Five American Lane
Greenwich, CT 06831
(Address of principal executive offices)

(888) 998-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.00001 per share	**QXO**	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $47.7 million as of June 30, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock on that date.

As of February 25, 2025, the registrant had 409,430,195 shares of its common stock, par value $0.00001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement ("Proxy Statement") relating to the 2025 Annual Meeting of Stockholders, to be held on May 12, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The registrant's Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

		Page No.

[This page intentionally left blank]

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets and goals are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as "may," "will," "should," "expect," "opportunity," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "target," "goal," or "continue," or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, among others:

- *risks associated with potential significant volatility and fluctuations in the market price of the Company's common stock;*

- *risks associated with raising additional equity or debt capital from public or private markets to pursue the Company's business plan, including potentially one or more additional private placements of common stock, and the effects that raising such capital may have on the Company and its business, including the risk of substantial dilution or that the Company's common stock may experience a substantial decline in trading price;*

- *the possibility that additional future financings may not be available to the Company on acceptable terms or at all;*

- *the possibility that an active, liquid trading market for the Company's common stock may not be sustained;*

- *the possibility that the Company's outstanding warrants and preferred stock may or may not be converted or exercised, and the economic impact on the Company and the holders of common stock of the Company that may result from either such exercise or conversion, including dilution, or the continuance of the preferred stock remaining outstanding, and the impact its terms, including its dividend, may have on the Company and the common stock of the Company;*

- *uncertainties regarding the Company's focus, strategic plans and other management actions;*

- *the risk that the Company is or becomes highly dependent on the continued leadership of Brad Jacobs as chairman and chief executive officer and the possibility that the loss of Mr. Jacobs in these roles could have a material adverse effect on the Company's business, financial condition and results of operations;*

- *the possibility that the concentration of ownership by Mr. Jacobs may have the effect of delaying or preventing a change in control of the Company and might affect the market price of shares of the common stock of the Company;*

- *the risk that Mr. Jacobs' past performance may not be representative of future results;*

- *the risk that the Company is unable to attract and retain world-class talent;*

- *the risk that the failure to consummate any acquisition expeditiously, or at all, could have a material adverse effect on the Company's business prospects, financial condition, results of operations or the price of the Company's common stock;*

- *risks that the Company may not be able to enter into agreements with acquisition targets on attractive terms, or at all, that agreed acquisitions may not be consummated, or, if consummated, that the anticipated benefits thereof may not be realized and that the Company encounter difficulties in integrating and operating such acquired companies, or that matters related to an acquired business (including operating results or liabilities or contingencies) may have a negative effect on the Company or its securities or ability to implement its business strategy, including that any such transaction may be dilutive or have other negative consequences to the Company and its value or the trading prices of its securities;*

- *risks associated with cybersecurity and technology, including attempts by third parties to defeat the security measures of the Company and its business partners, and the loss of confidential information and other business disruptions;*

- *the possibility that new investors in any future financing transactions could gain rights, preferences and privileges senior to those of the Company's existing stockholders;*

- *the possibility that building products distribution industry demand may soften or shift substantially due to cyclicality or seasonality or dependence on general economic and political conditions, including inflation or deflation, interest rates, governmental subsidies or incentives, consumer confidence, labor and supply shortages, weather and commodity prices;*

- *the possibility that regional or global barriers to trade or a global trade war could increase the cost of products in the building products distribution industry, which could adversely impact the competitiveness of such products and the financial results of businesses in the industry;*

- *risks associated with periodic litigation, regulatory proceedings and enforcement actions, which may adversely affect the Company's business and financial performance;*

- *uncertainties regarding general economic, business, competitive, legal, regulatory, tax and geopolitical conditions; and*

- *other factors, including those set forth in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including this Annual Report.*

The company cautions that forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. Forward-looking statements herein speak only as of the date each statement is made. The Company undertakes no obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

Item 1. Business Overview

QXO, Inc. ("QXO", "we", or the "Company") was formerly known as SilverSun Technologies, Inc. ("SilverSun"). On June 6, 2024, we changed the Company's name from SilverSun to QXO and changed its ticker symbol on the Nasdaq Stock Market, LLC ("Nasdaq") from SSNT to QXO, upon completing a $1.0 billion cash investment in SilverSun by Jacobs Private Equity II, LLC ("JPE") and certain minority co-investors. Refer to Note 3 - *Equity* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report for further details about the investment and related changes to our capital structure. On January 17, 2025, we transferred the listing of our common stock, par value $0.00001 per share (the "common stock"), from Nasdaq to the New York Stock Exchange (the "NYSE"). The Company's listing and trading of the common stock on Nasdaq ended at market close on January 16, 2025. The Company's common stock began trading on the NYSE on January 17, 2025.

QXO is a technology solutions and professional services company that helps businesses manage and monetize their enterprise assets. We do this through our legacy operations, which provide critical software applications, consulting and other professional services, including specialized programming, training and technical support. Our customers are primarily small and mid-sized companies in the manufacturing, distribution and service industries.

Our Strategy

Our strategy is to create a tech-forward leader in the $800 billion building products distribution industry with the goal of generating outsized stockholder value through accretive acquisitions and organic growth, including greenfield openings, and operational transformation of acquired businesses. We are executing our strategy toward a target of tens of billions of dollars of annual revenue in the next decade.

We grow our legacy business with a multi-pronged plan that fosters recurring revenue, customer retention and the steady expansion of our installed customer base, accomplished via sales and acquisitions. As we gain new customers, we help them digitally transform their business with further technologies and third-party software we represent, including application hosting, cybersecurity, warehouse management, human capital management, payment automation, sales tax compliance and many other value-added capabilities. Many of our offerings are billed on a subscription basis, increasing our monthly recurring revenue from new business in tandem with cross-selling. Our model is designed to increase average revenue per customer over the course of the relationship, facilitating our growth without a commensurate increase in costs of sales, and enhancing our profitability profile.

Our legacy business has five core components:

- *Enterprise Resource Planning Software*

  Substantially all our initial sales of enterprise resource planning ("ERP") financial accounting solutions consist of pre-packaged software and associated services to customers in the United States. We resell Sage, Accumatica, and other ERP software products, and provide related services, including installation, implementation, support, training, and a technical help desk.

- *Value-Added Services for ERP*

  Our consulting and professional services organization shepherds our customer relationships from installation to go-live and forward as needed. A significant portion of our service revenue comes from continuing to work with existing customers as their needs change, with flexible revenue options that include prepaid services, time and materials as utilized and annual support.

- *IT Managed Network Services and Business Consulting*

  We provide comprehensive managed Software-as-a-Service ("SaaS") solutions, such as infrastructure-as-a-service, cybersecurity, cloud hosting, business continuity, disaster recovery, data back-up, network maintenance and server applications upgrade services.

- *Cybersecurity*

  Our cybersecurity-as-a-service offering is managed by our security operations center and includes incident response, cybersecurity assessments and hacking simulations. This SaaS offering is particularly valuable to customers in compliance-driven and regulated industries, including financial services, pension administration, insurance and the land and title sector.

- *Application Hosting*

  Our SaaS hosting solutions enable applications to reside securely in a remote cloud infrastructure and be accessed by our customers through the internet, eliminating many of the costs of maintaining business technologies on site.

Our Company has executed this plan successfully to expand into new geographies and create additional revenue and profit streams. This has strengthened our legacy operating platform and expanded our footprint to nearly every U.S. state.

Industry

As a value-added reseller of business application software, we offer solutions for accounting and business management, financial reporting, managed services, ERP, human capital management (HRM), warehouse management system (WMS), customer relationship management (CRM), and business intelligence (BI). Additionally, we have our own development staff building software solutions for various ERP enhancements. Our value-added services focus on consulting and professional services, specialized programming, training, and technical support. The majority of our customers are small and mid-sized companies.

Customers and Markets

We market our products primarily throughout North America. For the years ended December 31, 2024 and 2023, no single customer accounted for ten percent or more of our consolidated revenues base.

Intellectual Property

We regard our technology and other proprietary rights as essential to our business. We rely on copyright, trade secret, confidentiality procedures, contract provisions, and trademark law to protect our technology and intellectual property. We have also entered into confidentiality agreements with our consultants and corporate partners and intend to control access to, and distribution of our products, documentation, and other proprietary information.

Competition

Our markets are highly fragmented, and the business is characterized by a large number of participants, including several large companies, as well as a significant number of small, privately-held, local competitors. A significant portion of our revenue is currently derived from requests for proposals ("RFPs") and price is often an important factor in awarding such agreements. Accordingly, our competitors may underbid us if they elect to price their services aggressively to procure such business. Our competitors may also develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to our services, and we may not be able to enhance our competitive position. The principal competitive factors for our professional services include geographic presence, breadth of service offerings, technical skills, quality of service and industry reputation. We believe we compete favorably with our competitors on the basis of these factors.

Human Capital

As of December 31, 2024, we had 211 full time employees with 53 of our employees engaged in sales and marketing activities, 96 employees engaged in service fulfillment, and 62 employees performing administrative functions. Our future success depends in significant part upon the continued services of our key sales, technical, and senior management personnel and our ability to attract and retain highly qualified sales, technical, and managerial personnel. None of QXO's employees are represented by a collective bargaining agreement and QXO has never experienced a work stoppage.

Human capital management is critical to our ongoing business success, which requires investing in our people. Our aim is to create a highly engaged and motivated workforce where employees are inspired by leadership, engaged in purpose-driven, meaningful work and have opportunities for growth and development. We are committed to creating and maintaining a work environment in which employees are treated with respect and dignity. We value our diverse employees and provide career and professional development opportunities that foster the success of our company. An effective approach to human capital management requires that we invest in talent, development, culture and employee engagement. We aim to create an environment where our employees are encouraged to make positive contributions and fulfill their potential. We emphasize our core values of innovation, encouragement, motivation, and curiosity with our employees to instill our culture and create an environment of growth and positivity.

Information about our Executive Officers

The following table and biographical summaries set forth information, including principal occupation and business experience, about our executive officers:

Name	Age	Position
Brad Jacobs	68	Chief Executive Officer
Ihsan Essaid	57	Chief Financial Officer
Chris Signorello	51	Chief Legal Officer

Brad Jacobs has served as Chief Executive Officer and Chairman of our Board of Directors (the "Board") since June 6, 2024. He has been the executive chairman of the board of directors of XPO, Inc. ("XPO") since November 1, 2022, and was previously chairman and chief executive officer from September 2, 2011 to November 1, 2022. Mr. Jacobs has served as non-executive chairman of the board of directors of GXO Logistics, Inc. since August 2, 2021, and RXO, Inc. since November 1, 2022. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Ihsan Essaid has served as Chief Financial Officer since July 15, 2024. Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank's co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello has served as Chief Legal Officer since June 6, 2024. Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer from 2021 to 2023. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

Available Information

Our website address is www.qxo.com. We promptly make available on our investor relations website, free of charge, the reports that we file or furnish with the SEC, corporate governance information (including our Code of Business Ethics) and select press releases. We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding QXO and other issuers that file electronically with the SEC.

Item 1A. Risk Factors

The following are important factors that could affect our business, financial condition or results of operations and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report, our other filings with the SEC or in presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with this Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 - Part II and our consolidated financial statements and related notes in Item 8 - Part II. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition or results of operations. If any of the following risks actually occur, or other risks that we are not aware of become material, our business, financial condition, results of operations and future prospects could be materially and adversely affected.

Risks Related to Ownership of our Common Stock

The market price of our common stock may be highly volatile, and you could lose all or a substantial portion of your investment.

The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. Our common stock has a concentrated ownership among our significant stockholders and, as a result, our common stock may be less liquid and have greater stock price volatility than the common stock of companies with broader public ownership.

Since June 13, 2024, when we first sold common stock pursuant to the Purchase Agreements at a price of $9.14 per share, and until we filed our registration statement on Form S-3, the reported closing sale price of our common stock had been highly volatile, ranging from $41.74 to $205.40, in each case substantially higher than the price at which we sold common stock in connection with the private placements pursuant to purchase agreements we entered into on June 13, 2024 and July 22, 2024. While the market prices of our common stock may respond to developments regarding our liquidity, operating performance and prospects, and developments regarding our industry, we believe that historical market prices also reflected market and trading dynamics unrelated to our underlying business, or macro or industry fundamentals, and we do not know if these dynamics will occur again. Under the circumstances, we caution you that investing in our common stock is subject to a high degree of risk.

Our stock price could continue to be subject to wide fluctuations in response to a variety of other factors, which include:
- whether we achieve our anticipated corporate objectives;
- changes in financial or operational estimates or projections;
- termination of lock-up agreements or other restrictions on the ability of our stockholders and other security holders to sell our securities; and
- general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the affected companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock. This volatility may prevent you from being able to sell your shares of common stock at or above the price you paid for them.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Sales of our common stock by current stockholders may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, and make it more difficult to sell shares of our common stock. We have filed a registration statement registering 789,549,465 shares of common stock held by, or issuable upon conversion or exercise of securities held by, stockholders party to certain agreements with the Company providing them with registration rights. Substantial sales of securities by these stockholders, or the perception that substantial sales will be made in the public market, could have a material adverse effect on the market price for our common stock.

In addition, pursuant to the Company's registration rights agreement with JPE and certain other investors party thereto, JPE has certain demand registration rights that may require us to conduct underwritten offerings of shares. Any shares of common stock sold in these offerings will be freely tradable. In the event such registration rights are exercised and a large number of shares of common stock is sold, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

We have also registered on Form S-8 all shares of common stock that are issuable under our 2024 Omnibus Incentive Compensation Plan. As a consequence, these shares can be freely sold in the public market upon issuance. Any sales of shares by these stockholders could have a negative impact on the trading price of our common stock and result in dilution.

An active, liquid trading market for our common stock may not develop or, if developed, may not be sustained.

There has been limited trading volume of our common stock since we began trading on Nasdaq and, following the transfer of our listing in January 2025, the NYSE. An active, liquid trading market for our common stock may not be sustained. The lack of an active market may reduce the market price of our common stock, and you may not be able to sell your shares at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling shares of our common stock in the future and may impair our ability to enter into strategic collaborations or acquire companies by using our shares of common stock as consideration.

If too few securities or industry analysts publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If too few securities or industry analysts commence coverage of our Company, the trading price for our common stock would likely be negatively affected. Furthermore, if one or more of the analysts who cover us downgrade us or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

We currently do not intend to pay dividends on our common stock in the foreseeable future. As a result, your ability to achieve a return on your investment may depend on appreciation in the market price of our common stock.

Although we have previously declared and paid cash dividends on our common stock, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Raising additional equity capital from public or private markets to pursue our business plan may cause our existing holders of common stock to experience substantial dilution or their shares to have a significant decline in trading price.

We may raise additional equity capital from public or private markets to pursue our business plan for acquisitions. Any future significant issuances of common stock could result in dilution to our existing holders of common stock. Moreover, any significant issuances of common stock or securities convertible into, or exercisable or exchangeable for, our common stock could result in a substantial decline in the trading price of our common stock. In particular, in June and July 2024 we did, and in the future we may, issue additional shares of common stock at a significant discount from the current trading price of our common stock. As a result, our common stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such a discount. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of our common stock.

If we are unable to arrange additional future financing on acceptable terms, our ability to pursue potential acquisition opportunities or fund our working capital needs could be limited.

We intend to finance acquisitions in part through additional equity and debt financings. Because the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on relatively short notice to benefit fully from attractive acquisition opportunities. In addition, the Company will need to fund its ongoing working capital, capital expenditures and other financing requirements through cash flows from operations and new sources of financing. The sale of additional shares of any class of equity will be subject to market conditions and investor demand for such shares at prices that may not be in the best interest of our stockholders. The sale of additional equity securities could also result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Such inability to obtain additional financing when needed could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

New investors in future financing transactions could gain rights, preferences and privileges senior to those of the Company's existing stockholders.

We expect that significant additional capital may be needed in the future to support our business growth. To the extent we raise additional capital by issuing common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in substantial dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock.

Participants in the June and July 2024 private placements purchased securities in the Company at a price below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in our Company may not experience a similar rate of return.

Pursuant to private placements, certain institutional and accredited investors acquired shares of our common stock at a purchase price of $9.14 per share and Pre-Funded Warrants to purchase shares of our common stock at a purchase price of $9.13999 per Pre-Funded Warrant. Furthermore, certain investors purchased Convertible Preferred Stock that is convertible into shares of our common stock at an initial conversion price of $4.566. Because the current market price of our common stock as of the date of this Annual Report is higher than the effective purchase price such investors paid for their securities, there may be a higher likelihood that such investors will sell their shares in the near term. Public investors who purchased our common stock on Nasdaq or, following the transfer of our listing in January 2025, NYSE may not experience a similar rate of return due to differences in the purchase prices they have paid and the purchase prices paid by such investors.

The concentration of ownership by Mr. Jacobs and director designation rights may have the effect of delaying or preventing a change in control of the Company and could affect the market price of shares of our common stock.

Our Chairman and Chief Executive Officer, Brad Jacobs, beneficially owns or controls approximately 31.4% of the voting power of our capital stock (including the voting power attributable to our preferred stock). This concentration of ownership and voting power allows Mr. Jacobs to exert significant influence over our decisions, including matters requiring approval by our stockholders (such as, subject to certain limitations, the election of directors and the approval of mergers or other extraordinary transactions), regardless of whether or not other stockholders believe that the transaction is in their own best interests.

In addition, under our Fifth Amended and Restated Certificate of Incorporation (the "Charter"), JPE, which is controlled by Mr. Jacobs, is currently entitled to designate a majority of persons to the Board in connection with each meeting of stockholders at which directors are to be elected because the investors (the "Investors") party to the Investment Agreement (as defined below) beneficially own or control approximately 49.2% of the voting power of our capital stock when calculated on a fully-diluted, as-converted basis, assuming the exercise of the Company Warrants. JPE currently holds 900,000 shares of Convertible Preferred Stock and 197,109,065 Warrants, which may be converted or exchanged into an aggregate of 394,218,132 shares of common stock. So long as the Investors party to the Investment Agreement collectively own or control (together with their affiliates) Convertible Preferred Stock, shares of common stock or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 45% of the total voting power of the capital stock of the Company, calculated on a fully-diluted, as-converted basis, JPE will continue to be entitled to designate a majority of persons to our Board. JPE's right to designate persons to the Board will generally decrease proportionally together with a decrease in the Investors' ownership or control (together with affiliates) of Convertible Preferred Stock, shares of common stock or other voting securities, or Warrants exercisable for such securities, calculated on a fully diluted, as-converted basis. Accordingly, Mr. Jacobs may be able to exercise significant influence over our business policies and affairs.

Such concentration of voting power and designation rights could also have the effect of delaying, deterring or precluding a change of control or other business combination that might otherwise be beneficial to our stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Anti-takeover provisions contained in our Charter and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Charter and amended and restated bylaws contain, and the General Corporation Law of the State of Delaware (the "DGCL") contains, provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board. These provisions provide for the following:

- the right of JPE to designate a majority of our Board;
- the ability of our remaining directors to fill vacancies on our Board;
- limitations on stockholders' ability to call a special stockholder meeting or act by written consent;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
- the right of our Board to issue preferred stock without stockholder approval; and
- the limitation of liability of, and provision of indemnification to, our directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. In addition, we are subject to Section 203 of the DGCL, which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation's outstanding voting stock.

Any provision of our Charter, our amended and restated bylaws, or the DGCL that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our Charter provides that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware is the sole and exclusive forum for: i) any derivative action or proceeding brought on our behalf, ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, iii) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the DGCL or of our Charter or our amended and restated bylaws (as either may be amended and/or restated from time to time), iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine, or v) any action asserting an "internal corporate claim" as defined under the DGCL. The exclusive forum provision does not apply to claims arising under the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities laws.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our Charter described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Risks Related to our Management

We are highly dependent on the continued leadership of Brad Jacobs as Chairman and Chief Executive Officer. The possibility of the loss of Mr. Jacobs in these roles could have a material adverse effect on the Company's business, financial condition and results of operations.

We are highly dependent on the leadership of Brad Jacobs as Chairman and Chief Executive Officer and we have benefited substantially from his leadership and performance. Our ability to successfully implement our business strategy depends to a significant extent on the continued service and performance of Mr. Jacobs. The loss of Mr. Jacobs' services could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, financial condition and results of operations.

The past performance by Brad Jacobs or our management team may not be indicative of future performance or results.

Past performance by Brad Jacobs or our management team, including transactions in which they have participated and businesses with which they have been associated, may not be representative of our future performance or the returns the Company will generate going forward. Our financial condition and results of operations may be influenced by numerous factors, some of which are beyond our control. You should not rely on the historical record of Mr. Jacobs or our management team as indicative of the future performance of an investment of our Company.

Our success depends upon the retention of our senior management as well as our ability to attract and retain key talent.

Our continued success depends, in part, on the efforts and abilities of our senior management team and other key employees. While certain of our executive officers and key employees are subject to long-term compensatory arrangements, there can be no assurance that we will be able to retain all key members of our senior management. Difficulties in hiring or retaining key executive or other employee talent, or the unexpected loss of experienced employees, could have an adverse impact on our business, financial condition or results of operations.

Risks Related to Acquisitions

The failure to consummate acquisitions expeditiously, or at all, could have a material adverse effect on our business prospects, financial condition, results of operations or the price of our common stock.

Acquisitions are an important component of our business strategy, as we intend to operate a company focused on building products distribution, but currently do not have any operations in this sector. Acquisition opportunities are likely to arise from time to time, and any such acquisition could be significant. The evaluation of each specific acquisition target business and the negotiation, drafting and execution of relevant transaction agreements and other ancillary documents, disclosure documents and other instruments, requires substantial management time and attention, as well as costs related to fees payable to counsel, accountants and other third parties. Our ability to consummate an acquisition is dependent on a number of factors and conditions that require time, attention and collaboration across multiple parties, including receipt of all necessary regulatory approvals of the contemplated transaction.

Certain acquisition opportunities may not result in the consummation of a transaction. When an identified transaction is not consummated, we are not able to recover the cost spent pursuing such transaction, which reduces the amount of capital available for other identified targets. Failure to complete an acquisition could adversely affect our business as we could be required to pay a termination fee under certain circumstances or be subject to litigation, and our stock price may also suffer as the failure to consummate such an acquisition may result in negative perception in the investment community. Additionally, we may not be able to identify or execute alternative arrangements on favorable terms, if at all. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition and results of operations could be adversely affected.

We may not be able to successfully integrate the businesses that we acquire and fail to realize the anticipated benefits and our business could be negatively affected from unexpected or contingent liabilities.

We may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution or operating procedures. The integration process may entail significant costs and delays. The integration of operations and personnel may place a significant burden on management and other internal resources. The attention of our management may be directed towards integration considerations and may be diverted from our day-to-day operations, and matters related to the integration may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to us and our business. Our failure to integrate the operations of companies successfully could adversely affect our business, financial condition, results of operations and prospects. In addition, we may fail to identify material problems or liabilities during due diligence review of acquisition targets prior to acquisition, and acquire entities with unknown or contingent liabilities, costs and problems. Further, we may significantly increase our leverage in connection with an acquisition, which could increase our future debt service obligations and limit our flexibility to pursue additional strategic acquisitions. As a result, any acquisitions may not provide the anticipated benefits and our business, financial condition and results of operations could be adversely affected.

We face competition for businesses that fit our acquisition strategy and, therefore, we may have to acquire targets at sub-optimal prices or, alternatively, forego certain acquisition opportunities.

Our acquisition strategy is focused on the acquisition of businesses in the building products distribution industry. In pursuing such acquisitions, we may face competition from other potential purchasers. Although the pool of potential purchasers for such businesses is typically small, those potential purchasers can be aggressive in their approach to acquiring such businesses. Furthermore, we may need to use third-party financing in order to fund some or all of these potential acquisitions, thereby increasing our acquisition costs. To the extent that other potential purchasers do not need to obtain third-party financing or are able to obtain such financing on more favorable terms, they may be in a position to be more aggressive with their acquisition proposals. As a result, in order to be competitive, our acquisition proposals may need to be aggressively priced, including at price levels that exceed what we originally determined to be achievable. Alternatively, we may determine that we cannot pursue on a cost-effective basis what would otherwise be an attractive acquisition opportunity.

Risks Related to Our Industry

Our industry is highly fragmented and competitive. If we are unable to compete effectively, our net sales and operating results may be reduced.

The building products distribution industry is highly fragmented and competitive, and the barriers to entry for local competitors are relatively low. Competitive factors in our industry include pricing, availability of products, service, delivery capabilities, customer relationships, geographic coverage, and breadth of product offerings. Also, financial stability is important to suppliers and customers in choosing distributors for their products, and it affects the favorability of the terms on which we would be able to obtain our products from suppliers and sell products to our customers.

Some of our competitors may be part of larger companies, and, therefore, may have access to greater financial and other resources than those to which we have access. We may not be able to maintain our costs at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, any future net sales and net income may be reduced.

Our industry is highly cyclical, and prolonged periods of weak demand or excess supply may reduce our net sales and/or margins, which may cause us to incur losses or reduce our net income.

The building products distribution industry is subject to cyclical market pressures and market prices of building products historically have been volatile and cyclical. Prices of building products are determined by overall supply and demand in the market and we have limited ability to control the timing and amount of pricing changes. Demand for building products is driven mainly by factors outside of our control, such as general economic and political conditions, interest rates, governmental subsidies and incentives, availability of mortgage financing, inflation, the construction, repair and remodeling markets, industrial markets, housing supply, weather conditions, commodity prices and population growth. The supply of building products fluctuates based on available manufacturing capacity, and excess capacity in the industry can result in significant declines in market prices for those products. To the extent that prices and volumes experience a sustained or sharp decline, any future net sales and margins likely would decline as well. If we have meaningful fixed costs, a decrease in sales and margin generally would have a significant adverse impact on our financial condition, operating results, and cash flows.

Regional or global barriers to trade or a global trade war could increase the cost of products in the building products distribution industry, which could adversely impact the competitiveness of such products and the financial results of businesses in the industry.

The state of relationships between other countries and the United States with respect to trade policies, government relations and tariffs may impact our business. The U.S. government has and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain goods imported into the United States. There is concern that the imposition of tariffs by the United States could result in the adoption of tariffs or retaliatory measures by other countries, leading to a global trade war. Such tariffs or sanctions could raise the cost and reduce the supply of building materials and components. Our success in markets we may chose to enter in the future depends substantially on our ability to source local materials on terms that are favorable to us. In the event of a global trade war or regional dispute, local suppliers may choose to allocate their resources to local players in their markets and provide us with less favorable terms. Building products shortages and price increases for building products could cause distribution delays and increase our costs, which in turn could reduce our competitiveness and impact our ability to do business with certain counterparties.

General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions and changes in tariffs, including tariffs imposed by the United States and China, and the possibility of additional tariffs, non-tariff barriers or other trade restrictions between the United States and other countries where we might in the future distribute or sell products, could adversely impact our business. If we fail to anticipate and manage any of these dynamics successfully, our business, financial condition and results of operations could be adversely affected.

Risks Related to Our Legacy Business

Our legacy business may fail to develop new products or may incur unexpected expenses or delays.

Although our legacy business currently has fully developed products available for sale, our legacy business may need to develop various new technologies, products and product features and remain competitive. Due to the risks inherent in developing new products and technologies - limited financing, loss of key personnel, and other factors - our legacy business may fail to develop these technologies and products or may experience lengthy and costly delays in doing so. Although the legacy business licenses some of our technologies in their current stage of development, we cannot assure that the legacy business will be able to develop new products or enhancements to our existing products in order to remain competitive.

If the technologies and products of our legacy business contain defects or otherwise do not work as expected, we may incur significant expenses in attempting to correct these defects or in defending lawsuits over any such defects.

Software products are not currently accurate in every instance and may never be. Furthermore, our legacy business could inadvertently release products and technologies that contain defects. In addition, third-party technology that is included in such products could contain defects. We may incur significant expenses to correct such defects. Clients who are not satisfied with such products or services could bring claims against us for substantial damages. Such claims could cause us to incur significant legal expenses and, if successful, could result in the plaintiffs being awarded significant damages.

The software and technology industry is highly competitive. If our legacy business cannot develop and market desirable products that the public is willing to purchase, such business will not be able to compete successfully.

Our legacy business has many potential competitors in the software industry. The ability of our legacy business to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the development, sales, and marketing of their products than are available to our legacy business. Some of our legacy business's competitors, also, offer a wider range of software products, have greater name recognition and more extensive customer bases than our legacy business. These competitors may be able to respond more quickly to new or changing opportunities, customer desires, as well as undertake more extensive promotional activities, offer terms that are more attractive to customers and adopt more aggressive pricing policies than our legacy business. We cannot provide any assurances that our legacy business will be able to compete successfully against present or future competitors or that the competitive pressure will not force us to cease operations of our legacy business.

If we are not able to protect our trade secrets through enforcement of our confidentiality and non-competition agreements, then our legacy business may not be able to compete effectively.

We attempt to protect the trade secrets, including the processes, concepts, ideas and documentation associated with our technologies for our legacy business, through the use of confidentiality agreements and non-competition agreements with our current employees and with other parties to whom we have divulged such trade secrets. If the employees or other parties breach our confidentiality agreements and non-competition agreements or if these agreements are not sufficient to protect our technology or are found to be unenforceable, our competitors could acquire and use information that we consider to be our trade secrets and our legacy business may not be able to compete effectively.

We may unintentionally infringe on the proprietary rights of others.

Many lawsuits currently are being brought in the software industry alleging violation of intellectual property rights. Although we do not believe that we are infringing on any patent rights, patent holders may claim that we are doing so. Any such claim would likely be time-consuming and expensive to defend, particularly if we are unsuccessful, and could prevent us from selling the products or services of our legacy business. In addition, we may also be forced to enter into costly and burdensome royalty and licensing agreements.

The industry of our legacy business is characterized by rapid technological change and failure to adapt its product development to these changes may cause its products to become obsolete.

Our legacy business participates in a highly dynamic industry characterized by rapid change and uncertainty relating to new and emerging technologies and markets. Future technology or market changes may cause some of its products to become obsolete more quickly than expected.

The trend toward consolidation in the industry of our legacy business may impede its ability to compete effectively.

As consolidation in the software industry continues, fewer companies dominate particular markets, changing the nature of the market and potentially providing consumers with fewer choices. Also, many of these companies offer a broader range of products than our legacy business, ranging from desktop to enterprise solutions. Our legacy business may not be able to compete effectively against these competitors. The trend toward consolidation in our industry may result in increased competition in acquiring these technologies, people or products, resulting in increased acquisition costs or the inability to acquire the desired technologies, people or products.

General Risks

We may be subject to periodic litigation, regulatory proceedings and enforcement actions, which may adversely affect our business and financial performance.

From time to time, we are involved in lawsuits, regulatory proceedings and enforcement actions, brought or threatened against us in the ordinary course of business. Our business is subject to the risk of claims involving current and former employees, affiliates, suppliers, competitors, stockholders, government regulatory agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, antitrust enforcement, regulatory actions or other proceedings.

Due to the inherent uncertainties of litigation, it is often difficult to accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is often difficult to assess or quantify, as plaintiffs may seek injunctive relief or recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. These proceedings or actions could result in substantial cost and may require us to devote substantial resources to defend ourselves and distract our management from the operation of our business. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. We may therefore incur significant expenses defending any such suit or government charge and may be required to pay amounts or otherwise change our operations in ways that could adversely affect our results of operations and financial condition.

The price of our common stock has fluctuated significantly in the past and may be highly volatile, with extreme price and volume fluctuations. Sales of a substantial number of shares of our common stock by holders of registrable securities, or the perception that sales will be made in the public market, could depress the market price of our common stock and result in further volatility. As a result of such volatility in the market price of our common stock, we may in the future become the subject of securities class action litigation, which could result in substantial costs and distract management's attention and resources.

We could be affected by cyberattacks or breaches of our information systems, any of which could have a material adverse effect on our business.

We may be subject to cybersecurity attacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyberattack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, harm to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost. Also, due to recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we face risks associated with potential failure to adequately protect critical corporate, customer and employee data, which, if released, could adversely impact our customer relationships, our reputation, and violate privacy laws. Recently, regulatory and enforcement focus on data protection has heightened in the United States. Failure to comply with applicable data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, our reputation, results of operations and financial condition.

A failure of our information technology infrastructure, information systems, networks or processes may materially adversely affect our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our sales and marketing, financial, legal and compliance functions, communications and other business processes. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing for risk management, external and internal risks, such as malware, insecure coding, "Acts of God," data leakage and human error pose a direct threat to the stability or effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate could adversely affect our business through transaction errors, billing and invoicing errors, internal recordkeeping and reporting errors and processing inefficiencies. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failures have been remedied. Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from our business operations, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The secure processing, maintenance and transmission of sensitive data, including confidential and other proprietary information about our business and our employees, customers, suppliers and business partners, is important to our operations and business strategy. As a result, cybersecurity, data classification and data protection are key components of our long-term strategy.

We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities, and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management program. To protect our information systems from cybersecurity threats, we use various security tools that are designed to help identify, escalate, investigate, resolve, and recover from cybersecurity incidents in a timely manner. Our security operations team ("SOT"), which is comprised of internal security professionals and reports to the Chief Information Officer ("CIO"), has first line responsibility for our cybersecurity risk management processes as they relate to day-to-day operations. Our audit and compliance team ("ACT"), which is comprised of a team lead and the CIO, has second line responsibility and works in partnership with our executive leadership team ("ELT") and other internal teams to coordinate efforts, priorities and oversight. Our ACT assesses cybersecurity threats and risks based on probability and potential impact to key business systems and processes. Threats and risks that can cause major damage or service impact that the ACT considers high are incorporated into our overall risk management program. The ACT develops a mitigation plan for each identified high threat and risk and reports its progress with respect to mitigation of such threats and risks to the Technology Risk Management Committee, which is part of our ELT and consists of both management-level employees and members of the Board; such high-level cybersecurity threats and risks are tracked as part of our overall risk management program.

We collaborate with third parties to assess the effectiveness of our cybersecurity incident prevention and response systems and processes as our SOT deems necessary or appropriate. These include cybersecurity assessors, consultants, and other external cybersecurity experts to assist in the identification, verification, and validation of cybersecurity threats and risks, as well as to support associated mitigation plans when necessary. Our System and Organization Controls (SOC) Type 2 audit, completed in September 2024, attests to the effectiveness of our security and risk management controls. We have also developed a third-party cybersecurity risk management process to conduct due diligence on external entities critical to our ongoing business operations, including those that perform cybersecurity services.

We sponsor a multi-faceted security awareness program that includes regular, mandatory trainings for our personnel on data protection and malware detection, policy and process awareness, periodic phishing simulations and other kinds of preparedness testing including disaster recovery exercises.

We maintain a cross-functional cybersecurity incident response plan with defined roles, responsibilities and reporting protocols. This plan, which we evaluate and test on a regular basis, focuses on responding to and recovering from any significant cybersecurity incident as well as mitigating any impact from such incidents on our business. Generally, when a cybersecurity incident or suspected cybersecurity incident is identified, the SOT would escalate the issue to the ACT for initial analysis and guidance. In the event of a significant cybersecurity incident, the ELT would typically be tasked with preparing an initial response. The ELT, with support from the ACT, would be responsible for determining whether a particular cybersecurity incident (alone or in combination with other factors) triggers any reporting or notification responsibilities under applicable law or regulation or pursuant to any contractual obligation.

The ACT, in consultation with the ELT and other members of senior management, updates its strategy at least annually to account for changes in our business strategy, legal and regulatory developments across our geographic footprint and further developments in the cybersecurity threat landscape. In addition, we periodically engage a third-party provider to conduct an external assessment of our cybersecurity program. The results of this assessment, which are reported to the Board, assist us in determining whether any further changes to our existing policies and practices are warranted.

As indicated above, we engage third-party providers to assist us with our cybersecurity risk management and strategy. Some of these providers provide us with ongoing assistance (such as threat monitoring, mitigation strategies, updates on emerging trends and developments and policy guidance) while we engage others to provide targeted assistance (such as security and forensic expertise) as needed. Prior to exchanging any sensitive data or integrating with any key third-party provider, we assess their cybersecurity fitness against our risk posture and request changes as we deem necessary.

As of December 31, 2024, we have not identified any risks from cybersecurity threats (including any previous cybersecurity incidents) that have materially affected, or are reasonably likely to materially affect, the Company, including our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect us, please see our Risk Factors discussion under the headings "General Risks - We could be affected by cyberattacks or beaches of our information systems, any of which could have a material adverse effect on our business" and "General Risks - A failure of our information technology infrastructure, information systems, networks or processes may materially adversely affect our business" in this Annual Report.

Item 2. Properties

We lease and operate our corporate offices in five locations, including our headquarters in Greenwich, Connecticut. The following table sets forth the location, use, and size of certain of our properties as of February 25, 2025:

Use	Location	Square Footage
Corporate Office	Greenwich, CT	3,100
Corporate Office	East Hanover, NJ	5,129
Corporate Office	Greensboro, NC	2,267
Corporate Office	Sisters, OR	545
Corporate Office	Phoenix, AZ	2,105

We believe that all of our properties have been adequately maintained, are in good condition, and are generally suitable and adequate for our current needs. Additional space may be required as we expand our business activities. We do not foresee any significant difficulties in obtaining additional facilities if deemed necessary.

Item 3. Legal Proceedings

For information related to our legal proceedings, refer to Note 8 - *Commitments and Contingencies* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Beginning on January 17, 2025, the Company's common stock began trading on the NYSE under the symbol "QXO", and prior to that date the Company's common stock was traded on Nasdaq under the same symbol.

Holders of Common Equity

As of February 25, 2025, there were 273 stockholders of record. An additional number of stockholders are beneficial holders of our common stock in "street name" through banks, brokers and other financial institutions that are the record holders.

Dividend Information

On June 12, 2024, the Board paid a $17.4 million special cash dividend to its stockholders of record in connection with the Amended and Restated Investment Agreement, entered into in April 2024 (the "Investment Agreement"), among the Company, Jacobs Private Equity II, LLC ("JPE") and the other investors party thereto, and related transactions. See Note 3 - *Equity* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report for additional information regarding the Investment Agreement and dividends.

The declaration of any future cash dividends is at the discretion of the Board and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.

Unregistered Equity Securities

There were no unregistered sales of the Company's equity securities during 2024 that were not previously disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

Transfer Agent

Our transfer agent is Equiniti Trust Company, LLC, which is located at 48 Wall Street, Floor 23, New York, NY 10005.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, judgments, and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our consolidated financial statements would be affected to the extent that there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

<u>Overview</u>

QXO, Inc. ("QXO", "we", or the "Company") was formerly known as SilverSun Technologies, Inc. ("SilverSun"). On June 6, 2024, we changed the Company's name from SilverSun to QXO and changed its ticker symbol on Nasdaq from SSNT to QXO, upon completing a $1.0 billion cash investment in SilverSun by Jacobs Private Equity II, LLC ("JPE") and certain minority co-investors. Refer to Note 3 - *Equity* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report for further details about the investment and related changes to our capital structure. On January 17, 2025, the Company transferred the listing of its common stock, par value $0.00001 per share (the "common stock"), from Nasdaq to the NYSE. The Company's listing and trading of the common stock on Nasdaq ended at market close on January 16, 2025. The Company's common stock began trading on the NYSE on January 17, 2025.

QXO, Inc. is a technology solutions and professional services company that helps businesses manage and monetize their enterprise assets. We do this through our operations, which provide critical software applications, consulting and other professional services, including specialized programming, training and technical support. Our customers are primarily small and mid-sized companies in the manufacturing, distribution and service industries.

Our strategy is to create a tech-forward leader in the $800 billion building products distribution industry with the goal of generating outsized stockholder value through accretive acquisitions and organic growth, including greenfield openings and operational transformation of acquired businesses. We are executing our strategy toward a target of tens of billions of dollars of annual revenue in the next decade.

Results of Operations for the Year Ended December 31, 2024 and 2023

The following tables set forth our results of operations for the periods presented and express the relationship of certain line items as a percentage of net sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results:

(in thousands, except percentages)					**Year Ended**			
							% of net revenue	
		December 31, 2024		**December 31, 2023**	**% Change**		**December 31, 2024**	**December 31, 2023**
Consolidated Statements of Operations								
Revenue:								
Software product, net	$	15,261	$	14,111	8.1%		26.8%	25.9%
Service and other, net		41,612		40,406	3.0%		73.2%	74.1%
Total revenue, net		56,873		54,517	4.3%		100.0%	100.0%
Cost of revenue:								
Product		9,434		8,513	10.8%		16.6%	15.6%
Service and other		24,507		24,390	0.5%		43.1%	44.7%
Total cost of revenue		33,941		32,903	3.2%		59.7%	60.3%
Operating expenses:								
Selling, general and administrative expenses		92,943		22,097	320.6%		163.4%	40.5%
Depreciation and amortization expenses		989		828	19.4%		1.7%	1.5%
Total operating expenses		93,932		22,925	309.7%		165.1%	42.0%
Loss from operations		(71,000)		(1,311)	NM		(124.8%)	(2.4%)
Interest income (expense), net		121,812		(56)	NM		214.2%	(0.1%)
Income (loss) before taxes		50,812		(1,367)	NM		89.3%	(2.5%)
Provision (benefit) for income taxes		22,843		(297)	NM		40.2%	(0.5%)
Net income (loss)	$	27,969	$	(1,070)	NM		49.2%	(2.0%)

NM = Not Meaningful

Revenue, net

Our consolidated net revenue for the year ended December 31, 2024 increased $2.4 million or 4.3% compared with the same period in the prior year. Net revenue for the year ended December 31, 2024 increased across our lines of business as we grew our customer base through strategic acquisitions and continued renewals of our subscription-based services. Specifically, software product revenue increased as we expanded our Sage Intacct and Acumatica product lines, and service revenue increased as we expanded our hosting application services and consulting practices.

Cost of revenue

Cost of revenue for the year ended December 31, 2024 increased $1.0 million or 3.2% associated with the increase in revenue, compared with the same period in the prior year. Margin increased to 40.3%, compared with 39.6% for the same period in the prior year, as we expanded our product offerings in newly acquired lines of business to grow our customer base.

Operating expenses

Selling, general and administrative expenses for the year ended December 31, 2024 increased $70.8 million or 320.6%, compared with the same period in the prior year. The year-over-year increases in operating expenses are primarily due to: i) salary and expense and share-based compensation associated with the new senior management team put in place to execute our expansive growth plan, ii) the severance payment contemplated in the Investment Agreement for Mark Meller and, iii) certain transaction costs associated with the private placements and our strategic plan.

Depreciation and amortization expense for the year ended December 31, 2024 increased $0.2 million or 19.4%, compared with the same period in the prior year. The year-over-year increases are attributed to higher amortization expense associated with the acquisition of JCS in 2023.

Interest income (expense), net

Interest income for the year ended December 31, 2024 increased $121.9 million, compared with the same period in the prior year. The increase is attributed to the interest earned on our cash position due to the cash infusion from the Equity Investment (as defined below) and the private placements that closed in July 2024.

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this Annual Report Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) excluding depreciation and amortization; share-based compensation; income tax (benefit) provision; interest (income) expense; transaction costs; transformation costs; severance costs and other items that we do not consider representative of our underlying operations. We have provided a reconciliation below of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure. Management uses Adjusted EBITDA in making financial, operating and planning decisions and evaluating QXO's ongoing performance.

We believe that Adjusted EBITDA facilitates analysis of our ongoing business operations because it excludes items that may not be reflective of, or are unrelated to, QXO's core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying business. Other companies may calculate this non-GAAP financial measure differently, and therefore our measure may not be comparable to similarly titled measures of other companies. This non-GAAP financial measure should only be used as a supplemental measure of our operating performance.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, net income (loss), and our other GAAP results.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA.

		Year Ended December 31,		
(in thousands)		**2024**		**2023**
Reconciliation of net income (loss) to Adjusted EBITDA				
Net income (loss)	$	27,969	$	(1,070)
Add (deduct):				
Depreciation and amortization		1,122		1,001
Share-based compensation		34,513		41
Interest (income) expense		(121,812)		56
Provision (benefit) for income taxes		22,843		(297)
Transaction costs		12,765		2,986
Severance costs		2,768		-
Adjusted EBITDA	$	(19,832)	$	2,717

The year-over-year decline for the year ended December 31, 2024 Adjusted EBITDA was due to higher employee-related costs, reflecting the introduction of a new senior management team to execute the Company's expansive growth plan.

Liquidity and Capital Resources

On June 6, 2024, we closed the Equity Investment under the Investment Agreement that we entered into on April 14, 2024 among the Company, JPE and certain minority investors. Pursuant to the Investment Agreement, we issued and sold an aggregate of 1,000,000 shares of Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock"), which were initially convertible into an aggregate of 219,010,074 shares of common stock at an initial conversion price of $4.566 per share, and we issued and sold warrants exercisable for an aggregate of 219,010,074 shares of common stock (the "Warrants"). Upon closing, the Equity Investment generated gross proceeds of $1.0 billion, before deducting agent fees and offering expenses. For more information on the Investment Agreement, refer to Note 3 - *Equity* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report.

On June 13, 2024, we entered into purchase agreements with certain institutional and accredited investors to issue and sell in a private placement an aggregate of 340,932,212 shares of our common stock at a price of $9.14 per share, and pre-funded warrants (the "Pre-Funded Warrants") to purchase 42,000,000 shares of our common stock at a price of $9.13999 per Pre-Funded Warrant. Each Pre-Funded Warrant has an exercise price of $0.00001 per share, is exercisable immediately and until the Pre-Funded Warrant is exercised in full. The closing of the issuance and sale of these securities was consummated on July 19, 2024, and generated gross proceeds of approximately $3.5 billion before deducting agent fees and offering expenses.

On July 22, 2024, we entered into additional purchase agreements with certain institutional and accredited investors to issue and sell in a private placement an aggregate of 67,833,699 shares of our common stock at a price of $9.14 per share. The closing of the issuance and sale of these securities was consummated on July 25, 2024, and generated gross proceeds of approximately $620 million, before deducting agent fees and offering expenses.

Under the terms of the Investment Agreement, we declared a $17.4 million special cash dividend to its stockholders of record as of the day before the closing of the Equity Investment. The dividend was paid from proceeds received from the Equity Investment. Under the terms of the Convertible Preferred Stock, dividends are paid quarterly when, as and if declared by the Board, at the rate per annum of 9% per share. During the year ended December 31, 2024, we paid $32.3 million of quarterly dividends to holders of Convertible Preferred Stock. Subsequent to the close of the year ended December 31, 2024, we paid an additional $22.5 million of quarterly dividends to holders of Convertible Preferred Stock.

The Company's cash balance was $5.1 billion as of December 31, 2024 and consisted primarily of cash on deposit with banks and investments in money market funds. We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months.

Cash provided by operating activities

Cash provided by operating activities increased by $84.3 million, compared with the prior year. The year-over-year increase is attributed to interest income earned in the period offset by higher personnel costs associated with the execution of the Company's strategy as contemplated in the Investment Agreement.

Cash used in investing activities

Cash used in investing activities decreased by $298,000, compared with the same period in the prior year. The year-over-year decrease relates to assets purchased from JCS Computer Resource Corporation ("JCS") during 2023 for $278,500 that did not exist during 2024. Investment in capital expenditures is mainly associated with IT equipment to support the business.

Cash provided by (used in) financing activities

Cash provided by financing activities was $5.0 billion, compared with $2.1 million of cash used in financing activities in the prior year. The year-over-year increase is attributed to the Equity Investment of June 6, 2024 and the private placements in July 2024. The Company paid the common stock dividend, the preferred stock dividend, and paid its long-term debt obligations with proceeds from these investments.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined above.

For a detailed discussion of our significant accounting policies and related judgments, see Note 2 - *Basis of Presentation and Significant Accounting Policies* of the Notes to Consolidated Financial Statements, in "Item 8. Financial Statements and Supplementary Data" of this report.

Off-Balance Sheet Arrangements

During for the year ended December 31, 2024, we did not engage in any material off-balance sheet activities or have any relationships or arrangements with unconsolidated entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities, nor do we have any commitment or intent to provide additional funding to any such entities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We do not hold any derivative instruments and do not engage in any hedging activities.

We have operations only within the United States and therefore do not have foreign currency exposure. We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Risk

Our cash equivalents consist primarily of demand and money market accounts and have an original maturity date of 90 days or less. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short term nature of these instruments. We have exposure to changes in interest rates due to our significant cash balance, which totaled $5.1 billion at December 31, 2024. Assuming an annual average cash balance of $5.1 billion, a hypothetical 1% change in the interest rate would impact our net interest income by $51 million.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of QXO, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QXO, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "
financial statements"). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2004.

Marlton, New Jersey
March 4, 2025

QXO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,068,504	$ 6,143
Accounts receivable, net	2,736	2,969
Prepaid expenses and other current assets	18,339	2,684
Total current assets	5,089,579	11,796
Property and equipment, net	445	503
Operating lease right-of-use assets	259	522
Intangible assets, net	4,024	4,919
Goodwill	1,160	1,140
Deferred tax assets	2,603	1,444
Other non-current assets	192	171
Total assets	$ 5,098,262	$ 20,495
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,194	$ 4,563
Accrued expenses	35,692	2,681
Deferred revenue	2,900	3,161
Long-term debt - current portion	-	702
Finance lease obligations - current portion	128	154
Operating lease liabilities - current portion	188	263
Total current liabilities	45,102	11,524
Long-term debt net of current portion	-	994
Finance lease obligations net of current portion	190	247
Operating lease liabilities net of current portion	71	259
Total liabilities	45,363	13,024
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.001 par value; authorized 10,000,000 shares, 1,000,000 and 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	498,621	-
Common stock, $0.00001 par value; authorized 2,000,000,000 shares, 409,430,195 and 664,448 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively[1]	4	-
Additional paid-in capital	4,560,503	9,419
Accumulated deficit	(6,229)	(1,948)
Total stockholders' equity	5,052,899	7,471
Total liabilities and stockholders' equity	$ 5,098,262	$ 20,495

See accompanying notes to the consolidated financial statements.

_____
[1] Amounts have been adjusted to reflect the 8-for-1 Reverse Stock Split effective June 6, 2024. See Note 3 - *Equity* for additional details.

QXO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2024		2023
Revenue:			
Software product, net	$ 15,261	$	14,111
Service and other, net	41,612		40,406
Total revenue, net	56,873		54,517
Cost of revenue:			
Software product	9,434		8,513
Service and other	24,507		24,390
Total cost of revenue	33,941		32,903
Operating expenses:			
Selling, general and administrative expenses	92,943		22,097
Depreciation and amortization expenses	989		828
Total operating expenses	93,932		22,925
Loss from operations	(71,000)		(1,311)
Other income (expense), net:			
Interest income (expense), net	121,812		(56)
Total other income (expense)	121,812		(56)
Income (loss) before taxes	50,812		(1,367)
Provision (benefit) for income taxes	22,843		(297)
Net income (loss)	$ 27,969	$	(1,070)
Loss per common share - basic and diluted (Note 4)	$ (0.11)	$	(1.63)
Total weighted average common shares outstanding:[1]			
Basic	203,998		657
Diluted	203,998		657

See accompanying notes to the consolidated financial statements.

_____

[1] Amounts have been adjusted to reflect the 8-for-1 Reverse Stock Split effective June 6, 2024. See Note 3 - *Equity* for additional details.

QXO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares[1]	Amount			
Balance at January 1, 2023	-	$ -	657	$ -	$ 10,429	$ (878)	$ 9,551
Common stock dividend	-	-	-	-	(1,051)	-	(1,051)
Shares issued for cashless exercise of stock options	-	-	7	-	-	-	-
Share-based compensation	-	-	-	-	41	-	41
Net loss	-	-	-	-	-	(1,070)	(1,070)
Balance at December 31, 2023	-	$ -	664	$ -	$ 9,419	$ (1,948)	$ 7,471
Issuance of convertible preferred stock and warrants, net of issuance costs	1,000	498,621	-	-	482,917	-	981,538
Issuance of common stock and pre-funded warrants, net of issuance costs	-	-	408,766	4	4,051,099	-	4,051,103
Cash paid for fractional shares	-	-	-	-	(45)	-	(45)
Common stock dividend	-	-	-	-	(17,400)	-	(17,400)
Preferred stock dividend	-	-	-	-	-	(32,250)	(32,250)
Share-based compensation	-	-	-	-	34,513	-	34,513
Net income	-	-	-	-	-	27,969	27,969
Balance at December 31, 2024	1,000	$ 498,621	409,430	$ 4	$ 4,560,503	$ (6,229)	$ 5,052,899

See accompanying notes to the consolidated financial statements.

_____

[1] Amounts have been adjusted to reflect the 8-for-1 Reverse Stock Split effective June 6, 2024. See Note 3 - *Equity* for additional details.

QXO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net income (loss)	$ 27,969	$ (1,070)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Deferred income taxes	(1,159)	(338)
Depreciation	247	329
Amortization of intangibles	875	672
Non-cash lease expense	263	126
Provision for expected losses	50	115
Share-based compensation	34,513	41
Changes in assets and liabilities:		
Accounts receivable	183	103
Prepaid expenses and other current assets	(12,155)	(179)
Other assets	(21)	16
Accounts payable	1,631	1,291
Accrued expenses	33,011	222
Deferred revenue	(261)	(618)
Operating lease liabilities	(263)	(126)
Net cash provided by operating activities	84,883	584
Cash flows from investing activities:		
Purchase of property and equipment	(102)	(121)
Acquisition of assets	-	(279)
Net cash used in investing activities	(102)	(400)
Cash flows from financing activities:		
Proceeds from the issuance of common stock and pre-funded warrants, net of issuance costs	4,051,103	-
Proceeds from issuance of preferred stock and warrants, net of issuance costs	981,538	-
Payment of preferred stock dividend	(32,250)	-
Payment of common-stock dividend	(17,400)	(1,051)
Payment of long-term debt	(1,696)	(784)
Payment for fractional shares	(45)	-
Payment of finance lease obligations	(170)	(215)
Net cash provided by (used in) financing activities	4,981,080	(2,050)
Net increase (decrease) in cash, cash equivalents and restricted cash	5,065,861	(1,866)
Cash, cash equivalents and restricted cash, beginning of year	6,143	8,009
Cash, cash equivalents and restricted cash, end of year	$ 5,072,004	$ 6,143
Cash paid during year for:		
Interest	$ 63	$ 57
Income taxes	$ -	$ 301

See accompanying notes to the consolidated financial statements.

NOTE 1 -
DESCRIPTION OF BUSINESS

QXO, Inc. ("QXO", "we", "our", or the "Company") was formerly known as SilverSun Technologies, Inc. ("SilverSun"). On June 6, 2024, we changed the Company's name from SilverSun to QXO and changed its ticker symbol on the Nasdaq Stock Market, LLC ("Nasdaq") from SSNT to QXO, upon completing a $1.0 billion cash investment in SilverSun by Jacobs Private Equity II, LLC ("JPE") and certain minority co-investors. Refer to Note 3 - *Equity* for further details about the investment and related to changes to our capital structure. On January 17, 2025, the Company transferred the listing of its common stock, par value $0.00001 per share (the "common stock"), from Nasdaq to the New York Stock Exchange (the "NYSE"). The Company's listing and trading of the common stock on Nasdaq ended at market close on January 16, 2025. The Company's common stock began trading on the NYSE on January 17, 2025.

QXO is a technology solutions and professional services company that helps businesses manage and monetize their enterprise assets. We do this through our legacy operations, which provide critical software applications, consulting and other professional services, including specialized programming, training, and technical support. Our customers are primarily small and mid-size companies in the manufacturing, distribution and services industries.

Our strategy is to build QXO into a tech-forward leader in the $800 billion building products distribution industry with the goal of generating outsized stockholder value through accretive acquisitions and organic growth, including greenfield openings and operational transformation of acquired businesses. We are executing our strategy toward a target of tens of billions of dollars in annual revenue in the next decade.

NOTE 2 -
BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of December 31, 2024, the results of operations for the year ended December 31, 2024 and 2023 and cash flows for the years ended December 31, 2024 and 2023 in accordance with accounting principles generally accepted in the United States ("GAAP"). All significant inter-company transactions and accounts have been eliminated in consolidation.

Reclassifications

The Company has reclassified certain prior period amounts to conform with the current period presentation in the consolidated balance sheets related to unbilled services and deferred charges which are now presented within prepaid expenses and other current assets. Additionally, the Company has reclassified certain prior period amounts to conform with the current period presentation in the consolidated statements of operations related to selling and marketing expenses, general and administrative expenses, share-based compensation, and other expense which is now presented within selling, general, and administrative expenses. As further discussed in Note 3 - *Equity*, all per share amounts and common share amounts have been adjusted on a retroactive basis to reflect the Reverse Stock Split (as defined below).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains cash balances across a diversified portfolio of global financial institutions that exceed FDIC insured limits. The Company has not experienced any losses in such accounts. Amounts included in restricted cash represent those required to be set aside by a contractual agreement as collateral for the Company's credit card program.

The following table provides a reconciliation of cash and cash equivalents:

	As of	
(in thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 5,068,504	$ 6,143
Restricted cash included in prepaid expenses and other current assets	3,500	-
Total cash, cash equivalents and restricted cash	$ 5,072,004	$ 6,143

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist primarily of invoices for maintenance and professional services. Full payment for software ordered by customers is primarily due in advance of ordering from the software supplier. Payments for maintenance and support plan renewals are due before the beginning of the maintenance period. Terms under our professional service agreements are generally 50% due in advance and the balance on completion of the services.

The Company maintains an allowance for bad debt estimated by considering a number of factors, including the length of time the amounts are past due, the Company's previous loss history and the customer's current ability to pay its obligations. Accounts are written off against the allowance when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense when received. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20-30-2, Financial Instruments - Credit Losses, requiring a reporting entity to use a pooled approach to estimate expected credit losses for financial assets with similar risk characteristics. If a financial asset does not share similar risk characteristics with other financial assets held by the reporting entity, the allowance for credit losses should be determined on an individual basis. Similar risk characteristics for trade receivables may include customer credit rating, trade receivable aging category (e.g., 30-90 days past due), industry, geographical location of the customer, product line, and other factors that may influence the likelihood of the customer not being able to pay for the goods or services. The Company utilizes this individual approach for its trade receivables and unbilled services as each customer does not share similar risks.

Trade receivables and unbilled services with customers are financial assets analyzed by the Company under the expected credit loss model. To measure expected credit losses, trade receivables are grouped based on shared risk characteristics (i.e., the relevant industry sector and customer's geographical location) and days past due (i.e., delinquency status), while considering the following, if appropriate:

- Customers in the same geographical location share similar risk characteristics associated with the macroeconomic environment of their region.

- The expected credit loss rate is likely to increase as receivables move to older aging buckets. The Company used the following aging categories to estimate the risk of delinquency status: (i) 0 days past due; (ii) 1-30 days past due; (iii) 31-60 days past due; (iv) 61-90 days past due; and (v) over 90 days past due.

The following table represents the roll-forward of the allowance for expected credit losses:

(in thousands)	December 31, 2024	December 31, 2023
Balance at beginning of year	$ 510	$ 490
Current period provision for expected losses	50	115
Write-offs	(13)	(95)
Balance at end of year	$ 547	$ 510

Prepaid Expenses and Other Current Assets

The following table presents the components of prepaid expenses and other current assets:

	As of	
(in thousands)	December 31, 2024	December 31, 2023
Interest receivable	$ 11,051	$ -
Restricted cash	3,500	-
Prepaid expenses and other current assets	3,788	2,684
Total prepaid expenses and other current assets	$ 18,339	$ 2,684

Leases

The Company accounts for its leases in accordance with ASC 842, Leases. The Company leases office space and equipment. The Company concludes on whether an arrangement is a lease at inception. This determination as to whether an arrangement contains a lease is based on an assessment as to whether a contract conveys the right to the Company to control the use of identified property, plant or equipment for period of time in exchange for consideration. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes these lease expenses on a straight-line basis over the lease term.

The Company has assessed its contracts and concluded that its leases consist of finance and operating leases. Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities, and operating lease liabilities in the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company determines an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate represents a significant judgment that is based on an analysis of the Company's credit rating, country risk, treasury and corporate bond yields, as well as comparison to the Company's borrowing rate on its most recent loan. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

The Company finances purchases of hardware and computer equipment through finance lease agreements. Finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date.

Goodwill

Goodwill is the excess of acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. Goodwill is not amortized but tested for impairment annually or whenever indicators of impairment exist. These indicators may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The Company completed its impairment analysis as of December 31, 2024. No impairment losses were identified or recorded for the years ended December 31, 2024 and 2023.

Definite Lived Intangible Assets and Long-lived Assets

Purchased intangible assets are recorded at fair value using an independent valuation at the date of acquisition and are amortized over the useful lives of the asset using the straight-line amortization method.

The Company assesses potential impairment of its intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results. No impairment losses were identified and recorded for the years ended December 31, 2024 and 2023, respectively.

Accrued Expenses

The following table presents the components of accrued expenses:

	As of	
(in thousands)	December 31, 2024	December 31, 2023
Accrued payroll and benefits	$ 8,142	$ 1,910
Accrued income taxes	24,002	-
Accrued other	3,548	771
Total accrued expenses	$ 35,692	$ 2,681

Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company's current financial assets and liabilities approximate fair value due to their short-term nature and include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities.

Property and Equipment

The following is a summary of property and equipment, net:

	As of	
(in thousands)	December 31, 2024	December 31, 2023
Leasehold improvements	$ 99	$ 166
Equipment, furniture, and fixtures	4,198	3,943
Property and equipment	4,297	4,109
Less: Accumulated depreciation and amortization	(3,852)	(3,606)
Property and equipment, net	$ 445	$ 503

Depreciation expense related to these assets for the years ended December 31, 2024 and 2023 was $246,900 and $328,900, respectively.

Revenue Recognition

The Company has elected the significant financing component practical expedient in accordance with ASC 606, Revenue from Contracts with Customers. In determining the transaction price, the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Company determines revenue recognition through the following five steps:

- Identify the contract with a customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to the performance obligation in the contract; and

- Recognize revenue when or as the entity satisfies a performance obligation

Software product revenue is recognized when the product is delivered to the customer and the Company's performance obligation is fulfilled.

Service revenue is recognized when the professional consulting, maintenance or other ancillary services are provided to the customer. Most of our service revenue is based on time arrangements which require the client to pay based on the number of hours worked at agreed-upon rates. The Company recognizes revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date. For all performance obligations related to contracts with a duration for less than one year, the Company has elected to apply the optional exemption provided in ASC 606 and, therefore, is not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period.

With respect to professional, maintenance, and ancillary services revenue that are included in deferred revenue, these revenues are earned and recognized over the contractual or stated period, which generally ranges three to twelve months. Deferred revenue also includes deposits for future consulting, which are recognized when earned and billed to customer.

Maintenance and subscription revenue is recognized on a gross basis when the Company primarily acts as the principal in these transactions. Maintenance and subscription revenue is recognized on a net basis when the Company primarily acts as an agent in a transaction.

Shipping and handling costs charged to customers are classified as revenue, and the shipping and handling costs incurred are included in cost of revenues.

Share-Based Compensation

The Company recognizes share-based compensation expense based on the equity award's grant date fair value. For grants of restricted stock units ("RSUs") subject to service-based vesting conditions, the fair value is established based on the market price of the common stock on the date of the grant. For grants of performance-based restricted stock units ("pRSUs") subject to market-based vesting conditions, the fair value is established using a Monte Carlo simulation lattice model. The determination of the fair value of share-based awards is affected by the Company's stock price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends. The Company accounts for forfeitures as they occur. The grant date fair value of each RSU is amortized over the requisite service period.

Advertising and Marketing

Advertising and marketing expenses consist of advertising and payroll related expenses for personnel engaged in marketing, business development and selling activities. These costs are expensed as incurred.

Interest Income (Expense), net

The following table presents the components of interest income (expense), net:

(in thousands)	Year Ended December 31,			
	2024		**2023**	
Interest income	$	121,872	$	20
Interest expense		(60)		(76)
Interest income (expense), net	$	121,812	$	(56)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Company regularly assesses the likelihood that its deferred income tax assets will be realized. To the extent that the Company believes any amounts are not more likely than not to be realized, a valuation allowance is recorded to reduce the deferred income tax assets.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties related to income tax matters as income tax expense.

During the years ended December 31, 2024 and 2023 the Company did not incur any expense related to interest or penalties for income tax matters, and no such amounts were accrued as of December 31, 2024 and 2023.

Deferred Revenue

Deferred revenue consists of maintenance on proprietary products (contract liabilities), customer telephone support services (contract liabilities) and deposits for future consulting services that will be earned as such services are performed over the contractual or stated period, which generally ranges from three to twelve months.

Recent Authoritative Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures.* The amendments in the ASU increase reportable segment disclosure requirements primarily through enhanced disclosures for significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit and loss, and provide new segment disclosure requirements for entities with a single reportable segment, among other disclosure requirements. This update became effective beginning with the Company's 2024 fiscal year annual reporting period. The impact is limited to financial statement disclosures. See Note 13 - *Segment Information*.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense,* which requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. The amendments are effective for the fiscal years beginning after December 15, 2026, and for interim periods within the fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements and related disclosure.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which requires disaggregated information about a reporting entity's effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective beginning with the Company's 2025 annual reporting period. The Company is currently evaluating the timing and impacts of adoption of this ASU.

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718): *Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280-General Revision of Regulation S-X: Income or Loss Applicable to Common Stock.* This update requires the: i) disclosure and presentation of income or loss related to common stock transactions on the face of the income statement, ii) modification of the existing classification and measurement of redeemable preferred shares and redeemable equity-classified shares, and iii) modification of accounting treatment for stock-based compensation. The FASB has not set an effective date for ASU 2023-03 and early adoption is permitted. The Company is currently evaluating the impact of the provisions of ASU 2023-03 on its consolidated financial statement disclosures.

NOTE 3 -
EQUITY

Investment Agreement

On April 14, 2024, the Company entered into the Amended and Restated Investment Agreement (the "Investment Agreement") among the Company, JPE and the other investors party thereto (collectively, the "Investors"), providing for, among other things, an aggregate investment by the Investors of $1.0 billion in cash in the Company. Pursuant to the Investment Agreement, we issued and sold an aggregate of 1,000,000 shares of Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock"), which were initially convertible into an aggregate of 219,010,074 shares of common stock at an initial conversion price of $4.566 per share and issued and sold warrants exercisable for an aggregate of 219,010,074 shares of common stock (the "Warrants"). Additionally, we amended the Company's certificate of incorporation to, among other things, effect an 8:1 reverse stock split with respect to the Company's common stock (the "Reverse Stock Split"). The Investment Agreement and related transactions closed on June 6, 2024 (the "Equity Investment") and generated gross proceeds of approximately $1.0 billion before deducting fees and offering expenses.

Following the closing of the Equity Investment, the Board of Directors of the Company (the "Board") was reconstituted such that: i) the number of seats on the Board was designated by JPE, ii) each of the directors (including Mr. Jacobs) was designated by JPE, iii) each standing committee of the Board was reconstituted in a manner designated by JPE, and iv) Mr. Jacobs was appointed as Chairman of the Board and Chief Executive Officer of the Company.

Issuance of Convertible Preferred Stock

On June 6, 2024, under the terms of the Investment Agreement, the Company issued 1,000,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock has an initial liquidation preference of $1.0 thousand per share, for an aggregate initial liquidation preference of $1 billion. The Convertible Preferred Stock is convertible at any time, in whole or in part and from time to time, at the option of the holder thereof into a number of shares of common stock equal to the then-applicable liquidation preference divided by the conversion price, which initially is $4.566 per share of common stock (subject to customary anti-dilution adjustments). Shares of Convertible Preferred Stock are initially convertible into an aggregate of 219,010,074 shares of common stock (after giving effect to the Reverse Stock Split). The Convertible Preferred Stock is not redeemable or subject to any required offer to purchase.

The Convertible Preferred Stock ranks, with respect to dividend rights and distribution of assets upon liquidation, winding-up or dissolution, senior to the Company's common stock. Holders of Convertible Preferred Stock will vote together with the holders of the Company's common stock on an "as-converted" basis on all matters, except as otherwise required by law. In addition, the approval of holders of at least a majority of the outstanding shares of the Convertible Preferred Stock, voting separately as a single class, will be required for certain matters set forth in the Certificate of Designation for the Convertible Preferred Stock.

Dividends on the Convertible Preferred Stock are payable quarterly, when, as and if declared by the Board at the rate per annum of 9% per share on the then-applicable liquidation preference (subject to certain exceptions in the event that the Company pays dividends on shares of its common stock). During the year ended December 31, 2024, the Company paid $32.3 million of quarterly dividends to holders of Convertible Preferred Stock. Subsequent to the close of the year ended December 31, 2024, the Company paid an additional $22.5 million of quarterly dividends to holders of Convertible Preferred Stock.

Warrants

The aggregate number of shares of the Company's common stock subject to the Warrants is 219,010,074 shares. The Warrants are exercisable at the option of the holder at any time until June 6, 2034. The Warrants have an exercise price of $4.566 per share of common stock with respect to 50% of the Warrants, $6.849 per share of common stock with respect to 25% of the Warrants, and $13.698 per share of common stock with respect to the remaining 25% of the Warrants.

Each Warrant may be exercised, in whole or in part, at any time or times on or after the issuance date and on or before the expiration date at the election of the holder (in such holder's sole discretion) by means of a "cashless exercise" in which the holder will be entitled to receive a number of shares of the Company's common stock equal to the quotient of the product of the Closing Sale Price (as defined in the Warrant Certificate) of a share of the Company's common stock on the trading day immediately preceding the date on which the holder elects to exercise its Warrant, less the adjusted exercise price, multiplied by the number of shares of the Company's common stock issuable upon exercise of such Warrant, divided by the aforementioned Closing Sale Price of a share of the Company's common stock on the trading day immediately preceding the date on which the holder elects to exercise its Warrant.

Equity Investment Dividend

Under the terms of the Investment Agreement, the Company declared a $17.4 million special cash dividend to its stockholders of record as of the day before the closing of the Equity Investment. The dividend was paid on June 12, 2024 from proceeds received by the Company from the Equity Investment.

Reverse Stock Split

On June 6, 2024, as contemplated by the Investment Agreement, the Company effected an 8:1 Reverse Stock Split, which reduced the Company's issued and outstanding share count of common stock from 5,315,581 to 664,284 shares (par value $0.00001 per share). The Company has recast all share and per-share data and amounts to show the effects of the Reverse Stock Split.

Private Placements

On June 13, 2024, the Company entered into purchase agreements with certain institutional and accredited investors to issue and sell in a private placement an aggregate of 340,932,212 shares of our common stock at a price of $9.14 per share, and pre-funded warrants (the "Pre-Funded Warrants") to purchase 42,000,000 shares of our common stock at a price of $9.13999 per Pre-Funded Warrant. Each Pre-Funded Warrant has an exercise price of $0.00001 per share, is exercisable immediately and until the Pre-Funded Warrant is exercised in full. The closing of the issuance and sale of these securities was consummated on July 19, 2024, and generated gross proceeds of approximately $3.5 billion before deducting agent fees and offering expenses.

On July 22, 2024, we entered into additional purchase agreements with certain institutional and accredited investors to issue and sell in a private placement an aggregate of 67,833,699 shares of our common stock at a price of $9.14 per share. The closing of the issuance and sale of these securities was consummated on July 25, 2024, and generated gross proceeds of approximately $620 million, before deducting agent fees and offering expenses.

NOTE 4 -
EARNINGS (LOSS) PER COMMON SHARE

The Company's Convertible Preferred Stock is classified as a participating security. Basic and diluted earnings (loss) per share is computed using the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. The weighted-average number of common shares outstanding used in the basic and diluted net loss per share calculation include pre-funded warrants as the pre-funded warrants are exercisable at any time for nominal consideration. Both basic and diluted earnings (loss) per common share are adjusted on a retroactive basis to reflect the Reverse Stock Split as discussed in Note 2 - *Basis of Presentation and Significant Accounting Policies*.

	Year Ended December 31,	
	2024	**2023**
(in thousands, except per share data)		
Basic and diluted loss per share computation:		
Net income (loss)	$ 27,969	$ (1,070)
Less: Preferred stock dividend	(51,000)	-
Less: Undistributed earnings allocated to participating securities	-	-
Loss attributable to common shareholders	(23,031)	(1,070)
Weighted-average common shares	184,949	657
Weighted average pre-funded warrants	19,049	-
Total weighted-average common shares outstanding	203,998	657
Basic and diluted loss per share	$ (0.11)	$ (1.63)

The following table summarizes securities that, if exercised, would have an antidilutive effect on diluted loss per share attributable to the common shareholder.

	Year Ended December 31,	
	2024	**2023**
(in thousands)		
Stock options	-	-
Convertible Preferred Stock	219,010	-
Warrants	219,010	-
Stock-based awards	21,890	-
Total potential dilutive securities not included in loss per share	459,910	-

NOTE 5 -
INTANGIBLE ASSETS

Intangible assets consist of proprietary developed software, intellectual property, and customer lists. Proprietary developed software is carried at cost less accumulated amortization; intellectual property, customer lists and acquired contracts are carried at acquisition date fair value less accumulated amortization.

On November 13, 2023, SWK Technologies, Inc. acquired the customer list and prepaid time from clients of JCS Computer Resource Corporation ("JCS") pursuant to an Asset Purchase Agreement for cash of $278,500, and a promissory note in the amount of $1.0 million (the JCS Note") for a total of $1.3 million. The JCS Note balance was paid in full on July 24, 2024. The customer list was recognized as an intangible asset and will be amortized over its estimated useful life of seven years.

The following table provides information about the Company's identified intangible assets:

(in thousands)	As of				Estimated Useful Lives
	December 31, 2024		December 31, 2023		
Proprietary developed software	$	390	$	390	5 - 7
Intellectual property, customer list, and acquired contracts		9,049		9,069	5 - 15
	$	9,439	$	9,459	
Less: accumulated amortization		(5,415)		(4,540)	
Total intangible assets	$	4,024	$	4,919	

Amortization expense related to the above intangible assets was $875,300 and $672,000, respectively, the years ended December 31, 2024 and 2023. There was no impairment of intangible assets for the years ended December 31, 2024 and 2023, respectively.

The Company expects future amortization expense to be the following:

(in thousands)		Amortization
2025	$	883
2026		875
2027		749
2028		639
2029		363
thereafter		515
Total intangible asset amortization	$	4,024

NOTE 6 -
LONG-TERM DEBT

During the year ended December 31, 2024, the Company extinguished all long-term debt obligations. As of December 31, 2023, the Company's long-term debt was $
1.7 million.

NOTE 7 -
LEASES

The Company leases its corporate offices and data centers under non-cancelable operating lease agreements. The terms of the Company's real estate leases generally range from
3 to 5 years. Corporate office leases expire at various dates through 2026. The Company also leases certain equipment under finance leases. The terms of equipment leases generally range from 3 to five years. These leases expire at various dates through 2027.

The following table presents the operating and financing lease-related assets and liabilities recorded on the consolidated balance sheets:

(in thousands)		As of	
Leases	Balance Sheet Classification	December 31, 2024	December 31, 2023
Assets			
Operating	Operating lease right-of-use assets	$ 259	$ 522
Finance	Property and equipment, net	197	332
Total lease assets		$ 456	$ 854
Liabilities			
Current:			
Operating	Operating lease liabilities - current portion	$ 188	$ 263
Finance	Finance lease obligations - current portion	128	154
Non-current:			
Operating	Operating lease liabilities net of current portion	71	259
Finance	Finance lease obligations net of current portion	190	247
Total lease liabilities		$ 577	$ 923

The following table presents supplemental weighted-average information for operating and finance leases as follows:

	As of	
	December 31, 2024	December 31, 2023
Weighted average remaining lease term		
Operating	1.4 years	2.1 years
Finance	2.4 years	2.9 years
Weighted-average discount rate		
Operating	4.77 %	4.77 %
Finance	7.77 %	7.15 %

The following table presents components of lease cost for operating and finance leases as follows:

(in thousands)	Year Ended December 31,	
Lease cost	2024	2023
Operating lease cost	$ 279	$ 376
Finance lease cost:		
Amortization of leased assets	247	329
Interest on lease liabilities	28	2
Short-term lease cost and variable lease cost	155	38
Net lease cost	$ 709	$ 745

The following table presents supplemental cash flow information related to operating and finance leases as follows:

(in thousands)	Year Ended December 31,			
	2024		2023	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows for operating leases	$	279	$	376
Financing cash flows for finance leases	$	170	$	215
Leased assets obtained in exchange for new lease obligations:				
Operating leases	$	-	$	562
Finance leases	$	87	$	-

The table below presents the maturity of lease liabilities as of December 31, 2024:

(in thousands)	Operating Leases		Finance Leases	
2025	$	197	$	149
2026		73		148
2027		-		62
Total lease payments		270		359
Less: interest		(11)		(41)
Present value of lease liabilities	$	259	$	318

NOTE 8 -
COMMITMENTS AND CONTINGENCIES

Legal Matters

Various legal claims arise from time to time in the normal course of business. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

The Company believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable, and does not believe that the ultimate resolution of any matters to which it is presently a party will have a material adverse effect on the Company's results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

NOTE 9 -
ASSET PURCHASE AGREEMENT

On November 13, 2023, SWK Technologies, Inc. acquired the customer list and prepaid time from clients of JCS Computer Resource Corporation ("JCS") pursuant to an Asset Purchase Agreement for cash of $278,500 and a promissory note in the amount of $1.0 million (the "JCS Note") for a total consideration of $1.3 million. The customer list was recognized as an intangible asset and will be amortized over its estimated useful life. The JCS Note balance was paid in full on July 24, 2024.

NOTE 10 -
EQUITY-BASED COMPENSATION

At the special meeting of the Company's stockholders on May 30, 2024, the stockholders approved the QXO, Inc. 2024 Omnibus Incentive Plan (the "2024 Plan"). The 2024 Plan provides for the grant of options intended to qualify as incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted share awards, RSUs, performance awards, cash incentive awards, deferred share units and other equity-based and equity-related awards, as well as cash-based awards.

Subject to adjustment for changes in capitalization, the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2024 Plan shall be equal to
30,000,000 (the "Plan Share Limit"), of which 30,000,000 shares of common stock may be delivered pursuant to ISOs granted under the 2024 Plan (such amount,

the "Plan ISO Limit"). The Company may act prior to the first day of any calendar year to provide that there shall be no increase in the Plan Share Limit for such calendar year or that the increase in the Plan Share Limit for such calendar year shall be a lesser number of shares than would otherwise occur.

The Omnibus Plan provides that the Plan Share Limit automatically increase on January 2 of each calendar year commencing on January 1, 2025 and ending on January 1, 2034, in an amount equal to three percent (3%) of the sum of: i) the number of shares of common stock outstanding as of December 31 of the preceding calendar year, and ii) the number of shares of common stock into which the Convertible Preferred Stock outstanding on December 31 of the preceding calendar year are convertible. The Compensation and Talent Committee took no action to alter the automatic increase effective January 1, 2025 in the Plan Share Limit under the Omnibus Plan. The automatic renewal increased the share pool availability from 8.1 million shares at December 31, 2024 to 27.0 million shares available under the Plan for fiscal 2025.

RSUs

The Company granted RSUs which vest subject to the employee's continued employment with the Company through the applicable vesting date. The Company recorded share-based compensation expense for RSUs on a straight-line basis over the requisite service period.

The following table summarizes the activity related to the Company's RSUs awards for the year ended December 31, 2024:

(in thousands, except for weighted average grant date fair value)	Number of RSUs	Weighted Average Grant Date Fair Value
Balance at beginning of period	-	$ -
Granted	13,470	11.57
Balance at end of period	13,470	$ 11.57

As of December 31, 2024, total unrecognized compensation expense related to unvested RSUs was $143.1 million and is expected to be recognized over a weighted-average period of 4.93 years.

pRSUs

The Company granted pRSUs which include a service-based vesting condition and a market condition for exercisability. The service condition is subject to the employee's continued employment with the Company through the applicable vesting date. The vesting of certain pRSUs is also subject to achievement of performance goals relating to the Company's TSR compared to the TSR ranking of each company that is in the S&P 500 index. The performance goals for a portion of the pRSUs will be measured over a cumulative performance period ending on December 31, 2028, and the performance goals for the remainder of the pRSUs will be measured based on designated performance periods that occur within such cumulative period.

The following table summarizes the market based conditions:

Percentile Position vs. S&P 500 Index Companies	Units Earned as a Percentage of Target
Below 55th Percentile	- %
55th Percentile	100 %
65th Percentile	150 %
75th Percentile	175 %
80th Percentile	200 %
90th Percentile	225 %

The following table summarizes the activity related to the Company's pRSUs for the year ended December 31, 2024:

(in thousands, except for weighted average grant date fair value)	Number of pRSUs	Weighted Average Grant Date Fair Value
Balance at beginning of period	-	$ -
Granted	8,420	20.24
Balance at end of period	8,420	$ 20.24

As of December 31, 2024, total unrecognized compensation expense related to unvested pRSUs was $148.5 million and is expected to be recognized over a weighted-average period of 3.52 years.

The fair value of the RSUs with a market condition was determined on the date of grant using a Monte Carlo model to simulate total stockholder return for the Company and peer companies with the following assumptions:

Performance Period	4.42 years
Weighted-average risk-free interest rate	4.03 %
Weighted-average expected volatility	40 %
Weighted-average dividend yield	0 %

The risk-free interest rate is based on the U.S. Treasury yield curve with a term equal to the expected term of the pRSU in effect at the time of grant. Expected volatility is based on historical volatility of the stock of the Company's peer industry group.

Share-Based Compensation Expense

Share-based compensation expense is included within selling, general and administrative expenses in the consolidated statements of operations. The Company recognized share-based compensation expense as follows:

(in thousands)	Year Ended December 31,	
	2024	2023
pRSUs	$ 21,860	$ -
RSUs	12,653	-
Stock options	-	41
Total share-based compensation expense	$ 34,513	$ 41

The RSUs and pRSUs may vest in whole or in part before the applicable vesting date if the grantee's employment is terminated by the Company without cause or by the grantee with good reason (as defined in the grant agreement), upon death or disability of the grantee or in the event of a change in control of the Company. Upon vesting, the RSUs and pRSUs result in the issuance of shares of the Company's common stock after required tax withholdings. The holders of the RSUs and pRSUs do not have the rights of a stockholder and do not have voting rights until shares are issued and delivered in settlement of the awards.

NOTE 11 -
INCOME TAXES

The components of income (loss) before taxes and the income tax provision (benefit) are as follows:

	Year Ended December 31,	
(in thousands)	**2024**	**2023**
United States income (loss) before provision (benefit) for income taxes	$ 50,812	$ (1,367)
Current:		
Federal	$ 16,588	$ 26
State and local	7,414	15
Total current tax provision	24,002	41
Deferred:		
Federal	(644)	(240)
State and local	(515)	(98)
Total deferred tax (benefit)	(1,159)	(338)
Total provision (benefit)	$ 22,843	$ (297)

The Company's effective income tax rate reconciliation is as follows for the periods presented:

	Year Ended December 31,	
	2024	**2023**
Federal income tax rate	21.0 %	21.0 %
State income tax, net of federal benefit	10.7 %	5.0 %
Permanent items	13.5 %	(1.0 %)
Return to provision for prior year	- %	(8.0 %)
Change in valuation allowance	(0.2 %)	5.0 %
Effective income tax rate	45.0 %	22.0 %

Deferred taxes are the result of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities are comprised of the following:

(in thousands)	As of	
	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carry forwards	$ 656	$ 1,417
Long lived assets	1,645	210
Share based payments	1,416	5
Accrued expenses	98	84
Allowance for doubtful accounts	154	135
Other	6	61
Deferred tax assets	3,975	1,912
Deferred tax liabilities:		
Long lived assets	(1,236)	(128)
Deferred tax liabilities	(1,236)	(128)
Net deferred tax asset	2,739	1,784
Less: Valuation allowance	(136)	(340)
Net deferred tax assets	$ 2,603	$ 1,444

The company regularly assesses the need for a valuation allowance of its deferred tax assets, and to the extent it is determined that an adjustment is needed, such adjustment will be recorded in the period that the determination is made.

As of December 31, 2024 and 2023, the Company had U.S. federal net operating loss carryforwards of $
3.4 million and $5.8 million, respectively. The federal net operating loss carryforwards will expire at various amounts beginning in the year ending December 31, 2026, if not utilized. Utilization of the net operating losses remaining as of December 31, 2024 is subject to an annual limitation provided for in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") and any annual limitation could result in the expiration of net operating loss carryforwards before utilization. Approximately $3.4 million of federal net operating losses are currently limited from use under such provisions the annual limitation could result in the expiration of net operating loss carryforwards before utilization. The Company has a valuation allowance recorded for the deferred tax asset related to the net operating losses that are more-likely-than-not to expire unutilized.

As of December 31, 2024 and 2023, the Company had state net operating loss carryforwards of $0 and $1.7 million, respectively.

NOTE 12 -
RELATED PARTY TRANSACTIONS

Upon the closing of the Equity Investment, pursuant to the execution of the Investment Agreement, the Company reimbursed JPE for certain transactional, market research and employee costs related to establishing the foundation for QXO to move forward. These costs, as defined in the Investment Agreement, equated to a total reimbursement of $15.3 million, which was treated as a reduction of the proceeds received from the Equity Investment.

In connection with the Equity Investment, Mark Meller was terminated as CEO of SilverSun Technologies, Inc. and entered into a new employment agreement to serve as President of SWK Technologies, a wholly-owned subsidiary of QXO. Mr. Meller received a lump-sum payment of $2.8 million in connection with this agreement.

In connection with the private placement that closed on July 25, 2024, certain directors and officers of the Company purchased an aggregate of 262,585 shares of common stock for $2.4 million.

NOTE 13 -
SEGMENT INFORMATION

Operating segments are defined as components of an entity for which separate discrete financial information is available and regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer.

The Company provides technology solutions to help customers manage their enterprise assets. Through its legacy operations, the Company provides a package of solutions to assist customers in their digital transformations. All of the Company's long-lived assets held in the United States and all the Company's revenues are derived from the United States. Because of the nature of the Company's technology solutions being highly integrated to support each customer, the CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating performance. As such, the Company has determined it operates in one operating segment and one reportable segment.

The CODM uses Adjusted EBITDA and consolidated net income, the measure consistent with U.S. GAAP, to measure segment profit or loss, allocate resources and assess performance. Further, the CODM reviews significant expenses at the consolidated level to manage the Company's operations. Other segment items included in consolidated net income are depreciation and amortization, interest income, and the provision for income taxes, which are reflected in the consolidated statements of operations.

The following table presents information regarding the components of revenue, significant segment expenses and consolidated net income representative of the significant categories regularly provided to the CODM when managing the Company's one operating segment:

(in thousands)	Year Ended December 31,			
	2024		**2023**	
Revenue:				
Software revenue	$	15,261	$	14,111
Professional consulting revenue		17,916		18,648
Maintenance revenue		5,356		5,203
Ancillary service revenue		18,340		16,555
Total revenue, net	$	56,873	$	54,517
Less:				
Purchased software and services		20,894		20,964
Employee compensation and benefits		46,984		26,696
Share-based compensation		34,513		41
Professional Fees		18,572		1,155
General and administrative expenses [1]		5,788		5,972
Other segment items		(97,847)		759
Net income (loss)	$	27,969	$	(1,070)

[1] Includes advertising and marketing, and other corporate overhead expenditures.

NOTE 14 -
SUBSEQUENT EVENTS

In January 2025, the Company and its wholly owned subsidiary, Queen MergerCo, Inc., announced a cash tender offer to acquire all outstanding shares of Beacon Roofing Supply, Inc. ("Beacon"), a specialty distributor of building products, at a purchase price of $ 124.25 per share. The offer is subject to several conditions and is scheduled to expire at 5:00 p.m., New York City time, on March 10, 2025, unless further extended.

The Company has secured full financing commitments. These commitments, combined with the Company's cash on hand, fully cover the purchase price, any required refinancing of Beacon's debt, and associated transaction costs.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure and Control Procedures

As of the end of the period covered by this Annual Report, the Company's management evaluated, with the participation of the Company's principal executive officer and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

As of the end of the period covered by this Annual Report, the Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of the Company's internal control over financial reporting. This evaluation was conducted using the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based upon that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2024.

Pursuant to the rules of the SEC, the Company's management's report on internal control over financial reporting is furnished with this Annual Report and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding the Company's internal control over financial reporting. The Company's management's report on internal control over financial reporting was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only the Company's management's report on internal control over financial reporting in this Annual Report.

(c) Changes to Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our year ended December 31, 2024, or in other factors that could significantly affect these controls, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

**PART III**

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated herein by reference is the text found in this Annual Report from the section titled, "Information About Our Executive Officers" in Item 1 - Part I. The remaining information required by Item 10 of Part III of Form 10-K is incorporated herein by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2024.

The Company has a Securities Trading Policy that governs the purchase, sale and other dispositions of its securities by directors, officers and employees. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Securities Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 11. Executive Compensation

Information required by Item 11 of Part III of Form 10-K is incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 of Part III of Form 10-K, including information regarding security ownership of certain beneficial owners and management and related shareholder matters is incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by Item 13 of Part III of Form 10-K is incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of fiscal year ended December 31, 2024.

Item 14. Principal Accountant Fees and Services

Information required by Item 14 of Part III of Form 10-K incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of fiscal year ended December 31, 2024.

Item 15. Exhibits and Financial Statement Schedules

Financial Statements and Financial Statement Schedules

The list of consolidated financial statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such consolidated financial statements are filed as part of this Annual Report. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the consolidated financial statements and notes thereto.

Exhibits

(a)

Exhibit No.	Description
2.1	Amended and Restated Investment Agreement, dated April 14, 2024, by and among QXO, Inc. and Jacobs Private Equity II, LLC (on behalf of itself and on behalf of each of the other Investors) (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report filed with the SEC on April 15, 2024).
3.1	Fifth Amended and Restated Certificate of Incorporation of the Company, dated June 6, 2024 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
3.2	Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Company, dated June 6, 2024 (incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
3.3	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.3 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
4.1*	Description of Capital Stock.
4.2	Certificate of Designation of the Convertible Perpetual Preferred Stock of QXO, Inc. (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
4.3	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.2 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
4.4	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
4.5	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
4.6	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K Current Report filed with the SEC on June 14, 2024).
10.1	Stockholders Agreement, dated as of June 6, 2024, by and among the Company, the Other Investors and JPE (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
10.2	Registration Rights Agreement, dated as of June 6, 2024, by and among the Company, JPE and the other investors (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
10.3**	Employment Agreement, dated as of June 5, 2024, by and between Brad Jacobs and the Company (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K Current Report filed with the SEC on June 6, 2024).
10.4	Form of Purchase Agreement, dated as of June 13, 2024, by and between QXO, Inc. and the Investors signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K Current Report filed with the SEC on June 14, 2024).
10.5	Form of Purchase Agreement, dated as of July 22, 2024, by and between QXO, Inc. and the Investors signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K Current Report filed with the SEC on July 22, 2024).

10.6**	Amended and Restated Meller Letter Agreement, dated April 14, 2024, by and between QXO, Inc. and Mark Meller (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K Current Report filed with the SEC on April 15, 2024).
10.7**	Meller Offer Letter, dated April 14, 2024, by and between QXO, Inc. and Mark Meller (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K Current Report filed with the SEC on April 15, 2024).
10.8**	QXO, Inc. 2024 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K Current Report filed with the SEC on June 5, 2024).
10.9**	QXO, Inc. Severance Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Form 10-Q Quarterly Report filed with the SEC on August 14, 2024).
10.10**	Offer Letter, dated June 14, 2024, by and between QXO, Inc. and Sean Smith (incorporated herein by reference to Exhibit 10.10 to the Company's Form 10-Q Quarterly Report filed with the SEC on August 14, 2024).
10.11**	Form of Restricted Stock Units Award (incorporated herein by reference to Exhibit 10.11 to the Company's Form 10-Q Quarterly Report filed with the SEC on August 14, 2024).
10.12**	Employment Agreement, dated as of July 17, 2024, by and between QXO, Inc. and Ihsan Essaid (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q Quarterly Report filed with the SEC on November 13, 2024).
19.1*	Securities Trading Policy of QXO, Inc.
21.1*	List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herein.
31.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herein.
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herein.
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herein.
97.1*	Clawback Policy of QXO, Inc.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith

**Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QXO, INC.

Date: March 4, 2025

By: /s/ Brad Jacobs

Brad Jacobs
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Brad Jacobs Brad Jacobs	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 4, 2025
/s/ Ihsan Essaid Ihsan Essaid	Chief Financial Officer (Principal Financial Officer)	March 4, 2025
/s/ Sean Smith Sean Smith	Chief Accounting Officer (Principal Accounting Officer)	March 4, 2025
/s/ Allison Landry Allison Landry	Lead Independent Director	March 4, 2025
/s/ Jason Aiken Jason Aiken	Director	March 4, 2025
/s/ Marlene Colucci Marlene Colucci	Director	March 4, 2025
/s/ Mario Harik Mario Harik	Director	March 4, 2025
/s/ Mary Kissel Mary Kissel	Director	March 4, 2025
/s/ Jared Kushner Jared Kushner	Director	March 4, 2025



BOARD OF DIRECTORS:

Brad Jacobs
Chairman and Chief Executive Officer

Jason Aiken
Independent Director

Marlene Colucci
Independent Director

Mario Harik
Director

Mary Kissel
Independent Director

Jared Kushner
Independent Director

Allison Landry
Independent Director

EXECUTIVE OFFICERS:

Brad Jacobs
Chairman and Chief Executive Officer

Ihsan Essaid
Chief Financial Officer

Chris Signorello
Chief Legal Officer

COMMON STOCK:

The company's common stock is traded on NYSE under the symbol "QXO."

COMPANY FINANCIAL INFORMATION:

Copies of QXO, Inc.'s financial information such as the company's Annual Report on Form 10-K and quarterly reports on Form 10-Q as filed with the SEC are available at the company's website at **www.qxo.com** or by contacting "Investor Relations" at our corporate executive office address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held on May 12, 2025 at 10:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at **www.virtualshareholdermeeting.com/QXO2025** with your control number.

CORPORATE EXECUTIVE OFFICE:

Five American Lane
Greenwich, CT 06831

TRANSFER AGENT:

Equiniti Trust Company, LLC
Tel. (800) 937-5449
www.equiniti.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

Deloitte & Touche LLP

©2025 **QXO**, Inc. All rights reserved.



QXO, Inc.
Five American Lane
Greenwich, CT 06831 USA
qxo.com

BR82846H-0425-COMBO